Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COMMUNITY BANK SYSTEM, INC.

COHIBA MERGER SUB, LLC

NORTHEAST RETIREMENT SERVICES, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC as Stockholders’ Representative

Dated as of December 2, 2016

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LIST OF EXHIBITS

Exhibit	Description
A	Stockholder Support Agreement and Joinder Signatories
B	Form of Stockholder Support Agreement and Joinder
C	Escrow Agreement
D	Employment Agreement Parties
E	Election Form and Letter of Transmittal Joinder Provision
F	Form of Registration Rights Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 2, 2016, by and among Community Bank System, Inc., a Delaware corporation (“Parent”), Cohiba Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), Northeast Retirement Services, Inc., a Massachusetts corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Company Stockholders (as defined below) (the “Stockholders’ Representative”). Parent, Merger Sub, the Company and the Stockholders’ Representative, where applicable, are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and the transactions described herein in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and the Massachusetts Business Corporation Act (the “MBCA”), as applicable, and have declared the same advisable and in the best interests of Parent, Merger Sub and the Company, respectively, and their respective stockholders and holders of limited liability company interests;

WHEREAS, the Parties wish to effect a business combination through the merger of the Company with and into Merger Sub with Merger Sub being the surviving entity (the “Merger”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Persons listed on Exhibit A hereto who holds shares of Company Common Stock (any holder of Company Common Stock, a “Company Stockholder”) has executed and delivered to Parent an agreement substantially in the form attached hereto as Exhibit B (each, a “Stockholder Support Agreement and Joinder”), pursuant to which they have agreed, among other things, subject to the terms of such Stockholder Support Agreement and Joinder, to vote the shares of Company Common Stock held of record by such Persons or as to which they otherwise have beneficial ownership to approve this Agreement, to waive appraisal rights in respect of the Merger and to agree to be subject to and bound by certain provisions of this Agreement, including Article II (Treatment of Securities), Section 4.5 (Company Stockholder Approval), Section 4.8 (Selling Restrictions), Section 4.20 (Restrictive Covenants), Section 4.21 (Release), Article VII (Indemnification), Article VIII (Tax Matters) and Article IX (Miscellaneous);

WHEREAS, as a condition to the consummation of the transactions contemplated hereby, Parent and the Stockholders’ Representative will enter into an escrow agreement, substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”), with the independent escrow agent identified therein (the “Escrow Agent”), pursuant to which, among other things, at the Closing (as defined below), the Escrow Agent will hold the Escrow Amount (as defined below) to secure certain of Parent’s rights hereunder; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the executive officers of the Company set forth on Exhibit D has entered into an employment agreement with Parent (the “Employment Agreements”) that remains in full force and effect as of the date hereof.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Article I

TRANSACTIONS AND TERMS OF MERGER

Section 1.1           Merger. Subject to the terms and conditions of this Agreement and in accordance with the DLLCA and the MBCA, at the Effective Time (as defined in Section 1.4 herein), the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly-owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DLLCA and the MBCA.

Section 1.2           Contribution of the Surviving Entity. Immediately following the Effective Time, Parent shall contribute all of the issued and outstanding limited liability company interests of the Surviving Entity to its wholly-owned benefits administration Subsidiary, Benefit Plans Administrative Services, Inc. (“BPAS”), resulting in the Surviving Entity becoming a wholly-owned Subsidiary of BPAS.

Section 1.3           Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place remotely via electronic (PDF) or facsimile exchange of documents and signatures, at 10:00 a.m., New York City time, on a date which shall be no later than three (3) Business Days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article V hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.4           Effective Time. Subject to the terms and conditions of this Agreement, on the Closing Date, the Parties shall cause to be filed (i) with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) as provided in Section 18-209 of the DLLCA and (ii) with the Secretary of the Commonwealth of the Commonwealth of Massachusetts articles of merger (the “Articles of Merger”) as provided in Section 11.06 of the MBCA. The Merger shall become effective upon the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time at which the Merger becomes effective, the “Effective Time”).

Section 1.5           Organizational Documents of Surviving Entity; Directors and Officers; Name Change. (a) The Organizational Documents of Merger Sub in effect immediately prior to the Effective Time shall be the Organizational Documents of the Surviving Entity after the Effective Time until otherwise amended or repealed; provided that the Certificate of Merger shall provide that the name of the Surviving Entity shall be “Northeast Retirement Services, LLC.”

(b)          The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity as of the Effective Time. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

Section 1.6           Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement shall be interpreted accordingly, and further, is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

Section 1.7           Structure Change. Parent may at any time change the method of effecting the Merger (including by providing for the merger of the Company with Parent or a Subsidiary of BPAS) if and to the extent requested by Parent, and the Company agrees to enter into such amendments to this Agreement as Parent may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement (including, for the avoidance of doubt, the amount, kind, and timing of Merger Consideration payable to the Company’s stockholders), (b) adversely affect the Tax treatment of the Merger with respect to the Company’s stockholders or (c) be reasonably likely to cause the Closing to be prevented or materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

Article II

TREATMENT OF SECURITIES

Section 2.1           Treatment of Common Stock. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Parent or Merger Sub, subject to the terms and conditions of this Agreement (including the terms and conditions relating to the Escrow Account (as defined below)) and any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 2.1(b) and other than any Proposed Dissenting Shares) shall be automatically converted into the right to receive, in each case without interest, (i) at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Article 2 (including the proration procedures in Section 2.2(c)), the following consideration: (A) the combination (such election, a “Mixed Election”) of (x) $552.92 in cash (the “Mixed Cash Consideration”) and (y) 10.4541 shares of validly issued, fully paid and non-assessable Parent Common Stock (the “Mixed Stock Consideration” and, together with the Mixed Cash Consideration, the “Mixed Election Consideration”), (B) (such election, a “Cash Election”) $1,105.83 in cash (the “Cash Election Consideration”) or (C) (such election, a “Stock Election”) 20.9081 shares of validly issued, fully paid and non-assessable Parent Common Stock (such number of shares of Parent Common Stock, the “Stock Election Consideration”), (ii) in accordance with, and subject to, the terms of this Agreement and the Escrow Agreement, the combination of (x) 1.1628 shares of validly issued, fully paid and non-assessable Parent Common Stock (the “Escrow Stock Consideration”) and (y) $61.50 in cash (the “Escrow Cash Consideration” and, together with the Escrow Stock Consideration, the “Escrow Consideration”), to be deposited into the Escrow Account at or prior to the Effective Time as set forth in Section 2.3(b), and (iii) in accordance with, and subject to, the terms of this Agreement, $1.17 in cash (the “Stockholders’ Representative Expense Amount”), to be deposited into an account designated by the Stockholders’ Representative (the consideration in clauses (i), (ii) and (iii) above to be collectively referred to herein as the “Merger Consideration”). From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 2.3(c) (subject to the terms of this Agreement (including the terms and conditions relating to the Escrow Account)) or in accordance with Section 2.4, as applicable, including the right to receive, pursuant to Section 2.7, cash in lieu of fractional shares of Parent Common Stock, if any, into which such Company Shares have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.3(h).

(b)          Cancellation of Company Common Stock. At the Effective Time, all Company Shares owned by any of the Parties or by any of their respective Subsidiaries (other than any such shares owned in a fiduciary capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)          Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Common Stock outstanding after the date hereof and prior to the Effective Time.

(d)          Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the Merger.

(e)          Merger Sub Limited Liability Company Interests. At and after the Effective Time, each limited liability company interest of Merger Sub outstanding immediately prior to the Effective Time shall remain an outstanding limited liability company interest of Merger Sub and shall not be affected by the Merger.

Section 2.2           Election and Proration Procedures. (a) An election form (the “Election Form”), which shall contain a release of claims in the form of Section 4.21 hereto and agreement of the Company Stockholders to comply with the obligations set forth in this Agreement applicable to Company Stockholders as if they were a direct party hereto (which agreement to comply shall be substantially in the form of Exhibit E hereto), shall be mailed on a date to be mutually agreed by the Parties that is not more than forty-five (45) nor less than thirty (30) days prior to the anticipated Closing Date or on such other date as the Parties shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b)          Each Election Form shall permit the holder to specify (x) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Mixed Election (each such share, a “Mixed Election Share”), (y) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Cash Election (each such share, a “Cash Election Share”), and (z) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Stock Election (each such share, a “Stock Election Share”). Any Company Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form (including duly executed transmittal materials included with the Election Form), accompanied by any Company Certificates to which such Election Form relates (or affidavits of loss in lieu thereof) on or before 5:00 p.m., Eastern Time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as the Parties shall agree) (the “Election Deadline”) (other than Company Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be deemed to be “No Election Shares,” and the holders of such No Election Shares shall be deemed to have made a Mixed Election with respect to such No Election Shares. Parent and the Company shall cooperate to prepare and deliver a notice to each Company Stockholder reasonably satisfactory to each of Parent and the Company announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline. Not later than ten (10) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon after the Effective Time as is reasonably practicable, Parent shall cause the Exchange Agent to effect the following prorations to the Merger Consideration:

(i)          If the Cash Election Amount is greater than the Available Cash Election Amount, then each Cash Election Share shall, instead of being converted into the Cash Election Consideration, be converted into the right to receive (in addition to the Escrow Consideration and the Stockholders’ Representative Expense Amount, subject to the terms and conditions of this Agreement and the Escrow Agreement) (A) an amount of cash (without interest) equal to the product of the Cash Election Consideration, multiplied by a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction, the “Cash Fraction”), and (B) a number of shares of validly issued, fully paid and non-assessable Parent Common Stock equal to the product of the Stock Election Consideration multiplied by a fraction equal to one (1) minus the Cash Fraction.

(ii)         If the Available Cash Election Amount is greater than the Cash Election Amount, then each Stock Election Share shall, instead of being converted into the right to receive the Stock Election Consideration, be converted into the right to receive (in addition to the Escrow Consideration and the Stockholders’ Representative Expense Amount, subject to the terms and conditions of this Agreement and the Escrow Agreement) (A) an amount of cash (without interest) equal to the amount by which the Available Cash Election Amount exceeds the Cash Election Amount divided by the number of Stock Election Shares, and (B) a number of shares of validly issued, fully paid and non-assessable Parent Common Stock equal to the product of the Stock Election Consideration multiplied by a fraction, the numerator of which shall be the difference between (I) the Cash Election Consideration minus (II) the amount calculated in clause (A) of this paragraph, and the denominator of which shall be the Cash Election Consideration.

(c)          Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form (including duly executed transmittal materials included with the Election Form), accompanied by any Company Certificates to which such Election Form relates (or affidavits of loss in lieu thereof), by the Election Deadline. Any Election Form may be revoked or changed by the authorized Person properly submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Company Common Stock prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company, or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

Section 2.3           Payment for Securities; Surrender of Company Certificates.

(a)          Exchange Fund. Prior to the Closing, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”) pursuant to an Exchange Agent Agreement. The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Election Forms and Company Certificates and shall obtain no rights or interests in the shares represented thereby. At or prior to the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate Parent Common Stock portion of the Merger Consideration (excluding any Fractional Share Consideration and the Escrow Stock Consideration) and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration (less the Escrow Cash Consideration and the Stockholders’ Representative Expense Amount), Fractional Share Consideration and any dividends under Section 2.3(h) (such evidence of book-entry shares of Parent Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock. In the event the Exchange Fund shall be insufficient to pay the aggregate cash portion of the Merger Consideration (less the Escrow Cash Consideration and the Stockholders’ Representative Expense Amount), Fractional Share Consideration and any dividends under Section 2.3(h), Parent shall promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration (less the Escrow Consideration and the Stockholders’ Representative Expense Amount), including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(h) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Company Certificates pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b)          Deposit of Escrow Amount. At or prior to the Closing, Parent shall deposit, or cause to be deposited, with the Escrow Agent, in the escrow account maintained by the Escrow Agent and specified in the Escrow Agreement (the “Escrow Account”), (i) an amount in cash equal to the product of (A) the Escrow Cash Consideration, multiplied by (B) the number of shares of Company Common Stock to be converted into the Merger Consideration pursuant to Section 2.1(a) and (ii) evidence of a number of shares of Parent Common Stock in book-entry form equal to the product of (A) the Escrow Stock Consideration, multiplied by (B) the number of shares of Company Common Stock to be converted into the Merger Consideration pursuant to Section 2.1(a) (such amount of cash (including any interest earned thereon in accordance with the Escrow Agreement) and shares of Parent Common Stock, the “Escrow Amount”), on behalf of the holders of shares of Company Common Stock subject to the terms of the Escrow Agreement.

(c)          Deposit of Stockholders’ Representative Expense Amount. At or prior to the Closing, Parent shall deposit or cause to be deposited, with the Stockholders’ Representative, into an account specified by the Stockholders’ Representative, an amount in cash equal to the product of (i) the Stockholders’ Representative Expense Amount, multiplied by (ii) the number of shares of Company Common Stock to be converted into the Merger Consideration pursuant to Section 2.1(a) (the “Aggregate Stockholders’ Representative Expense Amount”) which will be used for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Company Stockholders will not receive any interest or earnings on the Aggregate Stockholders’ Representative Expense Amount and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative will not be liable for any loss of principal of the Aggregate Stockholders’ Representative Expense Amount other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Stockholders’ Representative’s responsibilities, the Stockholders’ Representative will deliver any remaining balance of the Aggregate Stockholders’ Representative Expense Amount to the Exchange Agent for further distribution to the Company Stockholders. For tax purposes, the Aggregate Stockholders’ Representative Expense Amount will be treated as having been received and voluntarily set aside by the Company Stockholders at the time of Closing.

(d)          Procedures for Surrender. Not less than ten (10) Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the “Company Certificates”) and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration and who has not theretofore submitted its Company Certificates with an Election Form (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as are reasonably acceptable to the Company and Parent, and which Letter of Transmittal shall contain a release of claims in the form of Section 4.21 hereto and agreement of the Company Stockholders to comply with the obligations set forth in this Agreement applicable to Company Stockholders as if they were a direct party hereto (which agreement to comply shall be substantially in the form of Exhibit E hereto), and (ii) instructions for effecting the surrender of Company Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(h). Upon surrender of a Company Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal or Election Form duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Company Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II (less any Escrow Consideration and the Stockholders’ Representative Expense Amount), any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.7, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(h) for each Company Share formerly represented by such Company Certificate, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the later to occur of (x) the completion of the prorations to the Merger Consideration as described in Section 2.2(b) and (y) the Exchange Agent’s receipt of such Company Certificate (or affidavit of loss in lieu thereof), and the Company Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Company Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Company Certificate is registered, it shall be a condition precedent of payment that (A) the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Company Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Until surrendered as contemplated by this Section 2.2, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(h), without interest thereon.

(e)          Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Company Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Company Certificates are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(f)          Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Company Certificates, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(h), payable upon due surrender of their Company Certificates and compliance with the procedures in Section 2.3(c), without any interest thereon. Notwithstanding the foregoing, neither Parent nor the Exchange Agent shall be liable to any holder of a Company Certificate for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)          Lost, Stolen or Destroyed Company Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof (less any Escrow Consideration and the Stockholders’ Representative Expense Amount), including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(h).

(h)          Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Company Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Company Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.4           Dissenters’ Rights. (a) Notwithstanding anything in this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the approval of this Agreement (or consent thereto in writing) and has perfected and not withdrawn a demand for appraisal of such Company Shares in accordance with Sections 13.01 – 13.31 of the MBCA (any such shares being referred to as “Dissenting Shares” unless and until such time as such holder effectively withdraws or otherwise loses such holder’s appraisal rights under the MBCA (“Appraisal Rights”)) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.1, but shall be entitled only to the payment provided to a holder of Dissenting Shares by Section 13.02 of the MBCA (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Mixed Election Consideration, the Escrow Consideration and the Stockholders’ Representative Expense Amount.

(b)          The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the MBCA and received by the Company relating to Appraisal Rights, and Parent shall have the opportunity to participate in and reasonably direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.5           No Registration. The shares of Parent Common Stock to be issued to the Company Stockholders as Merger Consideration will not be registered under the Securities Act on the Closing Date and may not be transferred other than pursuant to an effective registration statement under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act.

Section 2.6           Withholding. Parent shall be entitled to deduct and withhold, or cause the Exchange Agent or the Surviving Entity or any of its Subsidiaries to deduct and withhold, from the consideration otherwise payable to a holder of Company Common Stock pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made.

Section 2.7           Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Company Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Average Price.

Article III

REPRESENTATIONS AND WARRANTIES

Section 3.1           Disclosure Letters. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent and Parent has delivered to the Company a letter (the “Company Disclosure Letter” and the “Parent Disclosure Letter,” respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the Company’s or Parent’s, respectively, representations or warranties contained in this Article III or to one or more of its covenants contained in Article IV; provided, that (a) no such item is required to be set forth in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to any representation or warranty of the Company or Parent, respectively, if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (b) the mere inclusion of an item in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by the Company or Parent, respectively, that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on the Company or Parent, respectively. Any disclosures made with respect to a subsection of Section 3.2 or Section 3.3 shall be deemed to qualify any other subsections of Section 3.2 or Section 3.3, respectively, specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other subsections.

Section 3.2           Representations and Warranties of the Company. Subject to and giving effect to Section 3.1 and except as set forth in the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

(a)          Organization, Standing, and Power. Each Subsidiary of the Company is listed in Section 3.2(a) of the Company Disclosure Letter. The Company and each of its Subsidiaries (i) are duly organized, validly existing, and (as to corporations) are in good standing under the Laws of the jurisdiction of their respective organization, (ii) have the requisite corporate power and authority to own, lease, and operate their properties and assets and to carry on their businesses as now conducted, and (iii) are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (iii) where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b)          Authority; No Breach of Agreement. (i) The Company has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by the Company’s duly constituted Board of Directors), subject only to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution, and delivery of this Agreement by Parent and Merger Sub, this Agreement represents a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (B) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii)         The Company’s Board of Directors has: (A) by the unanimous vote of the entire Board of Directors duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby; (B) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the holders of Company Common Stock; (C) resolved to recommend that the holders of Company Common Stock approve this Agreement (such recommendation being the “Company Directors’ Recommendation”); and (D) directed that this Agreement be submitted to the holders of Company Common Stock for their approval.

(iii)        The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required by applicable Law in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

(iv)        Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of the Company or any of its Subsidiaries, (B) except as set forth in Section 3.2(b)(iv) of the Company Disclosure Letter, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Material Contract, or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law as described in clause (v) below, violate any Law or Order applicable to the Company or its Subsidiaries or any of their respective material assets.

(v)         Other than (A) the expiration or termination of the waiting period under the HSR Act, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DLLCA, (C) the filing of the Articles of Merger with the Secretary of the Commonwealth of the Commonwealth of Massachusetts as required by the MBCA and (D) as set forth in Section 3.2(b)(v)(D) of the Company Disclosure Letter, no Order of, or Consent of, to or with, any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

(c)          Capital Stock. The Company’s authorized capital stock consists of 600,000 shares of Company Common Stock, of which 113,832 shares are issued and outstanding. There are no shares of Company Common Stock or other equity securities of the Company outstanding and no outstanding Rights relating to the Company Common Stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of the Company. All of the outstanding shares of Company Common Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, non-assessable under the MBCA. None of the outstanding shares of Company Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of the Company. There are no Contracts among the Company and its stockholders or by which the Company is bound with respect to the voting, transfer, repurchase or redemption of Company Common Stock or the granting of registration rights to any holder thereof. All of the outstanding shares of Company Common Stock have been issued in compliance with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of the Company’s Subsidiaries have been duly authorized and are validly issued, fully paid and non-assessable. All of the outstanding shares of capital stock of the Company’s Subsidiaries are owned by the Company or a wholly-owned Subsidiary thereof, free and clear of all Liens. None of the Company’s Subsidiaries has outstanding any Right to acquire any shares of its capital stock or any security convertible into such shares, or has any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. The outstanding capital stock of each of the Company’s Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. Each of the Subsidiaries of the Company is directly or indirectly wholly-owned by the Company. The Company has no direct or indirect ownership interest in any firm, corporation, bank, joint venture, association, partnership or other entity, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any Liability or obligation of, any Person. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter.

(d)          Reports; Financial Statements. (i) The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with any Governmental Authorities (including any Regulatory Authorities), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or political subdivision, any foreign entity or jurisdiction, or any other Governmental Authority or Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of the Company and its Subsidiaries, (A) no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2013, (B) there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since December 31, 2013.

(ii)          The audited consolidated financial statements of the Company for the years ended October 31, 2015 and 2014, which comprise the consolidated balance sheets of the Company as of October 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity and of cash flows for the years then ended (and the related notes thereto) (the “Audited Financial Statements”) and (b) the unaudited consolidated financial statements of the Company for the period ended October 31, 2016, which comprise the consolidated balance sheet of the Company as of October 31, 2016, and the related consolidated statements of operations, stockholders’ equity and of cash flows for the year then ended (the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Company Financial Statements”) have been prepared in accordance with the books and records of the Company and GAAP on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated statements of operations, stockholders’ equity and of cash flows for the periods indicated (subject, in the case of the Unaudited Financial Statements, to the absence of one or more footnotes). Berry Dunn McNeil & Parker, LLC has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Section 3.2(d)(ii) of the Company Disclosure Letter contains a true and complete copy of the Company Financial Statements.

(iii)        The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom). The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to Parent prior to the date of this Agreement any such disclosures made by management to the Company’s auditors and audit committee.

(iv)        The Company and its Subsidiaries maintain and have maintained a standard system of accounting established and administered in accordance with GAAP. Since December 31, 2013, neither the Company nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(v)         Neither the Company nor any of its Subsidiaries has any Liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Unaudited Financial Statements (including any notes thereto), and for liabilities incurred (A) in the ordinary course of business consistent with past practice since the date of such balance sheet that are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (B) in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements.

(e)          Absence of Certain Changes or Events. Since October 31, 2015, (A) except for the negotiation of this Agreement and the transactions contemplated hereby, the Company and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice, (B) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would constitute a breach of Section 4.1 or 4.2, and (C) there have been no facts, events, changes, circumstances or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f)          Tax Matters. (i) All material amounts of Taxes of the Company and each of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been fully and timely paid. Each of the Company and its Subsidiaries has timely filed all material Tax Returns required to have been filed by it or on its behalf, and each such Tax Return is true, complete and accurate in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return which extension in currently in effect. The Company and each of its Subsidiaries have made available to Parent true and correct copies of the United States federal, state and local income Tax Returns and related workpapers filed by them for any Taxable Period ending after October 31, 2012, and Section 3.2(f) of the Company Disclosure Letter indicates those Tax Returns that have been audited, and indicates those Tax Returns that are currently the subject of audit. No claim has been made by a Taxing Authority in writing within the past five (5) years in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries may be subject to Taxes by that jurisdiction.

(ii)         Neither the Company nor any of its Subsidiaries has received any written notice of assessment or proposed assessment in connection with any Tax, and there is no pending (or, to the Knowledge of the Company, threatened) material dispute, action, suit, proceeding, claim, investigation, audit, examination, or other Litigation regarding any Tax of the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against the Company or any of its Subsidiaries that remains in effect, and neither the Company nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax, which waiver or extension remains in effect, or agreed to a Tax assessment or deficiency that may have an adverse effect on any taxable period beginning after the Closing Date.

(iii)        Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal, state or local income Tax Return or any combined, affiliated or unitary group for any Tax purpose (other than the group of which it is currently a member), and neither the Company nor any of its Subsidiaries has any Tax liability under Treasury Regulation Section 1.1502-6 or any similar provision of Law, or as a transferee or successor, by Contract or otherwise. None of the Company and its Subsidiaries have any deferred gain or loss arising out of any deferred intercompany transaction, as described in Treasury Regulation Section 1.1502-13, or, in the case of any of its Subsidiaries, have an excess loss account in its stock, as described in Treasury Regulation Section 1.1502-19.

(iv)        The Company and its Subsidiaries have withheld and paid over to the appropriate Taxing Authority all amounts of Taxes required to have been withheld and paid over by them in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(v)         Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the five (5)-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. No Liens for Taxes exist with respect to any assets of the Company or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or which are being contested in good faith.

(vi)        Neither the Company nor any of its Subsidiaries is a “controlled foreign corporation” within the meaning of the Section 957(a) of the Code.

(vii)       Neither the Company nor any of its Subsidiaries is or has ever been a United States real property holding corporation within the meaning of Section 897(c) of the Code or any comparable provision of state Tax Law. Neither the Company nor any of its Subsidiaries has been or will be required to include any item in income or exclude any item of deduction from taxable income for any Tax period (or portion thereof) ending after the Closing Date: (A) as a result of a change in method of accounting for a Tax period ending on or prior to the Closing Date pursuant to Section 481 of the Code or any comparable provision under state, local or foreign Tax Law; (B) as a result of any “closing agreement” as described in Section 7121 of the Code or any comparable provision under state, local, or foreign Tax Law, executed on or prior to the Closing Date; (C) with respect to any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code or any comparable provision under state, local, or foreign Tax Law; (D) with respect to any installment sale or open transaction disposition made on or prior to the Closing Date; or (E) with respect to any prepaid amount received on or prior to the Closing Date.

(viii)      Neither the Company nor any of its Subsidiaries has participated in any “listed transaction”, as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).

(g)          Environmental Matters. (i) The Company has delivered, or caused to be delivered, to Parent, or provided Parent access to, true and complete copies of all environmental site assessments, environmental test results, environmental analytical data, boring logs and other environmental reports and studies held by the Company and each of its Subsidiaries relating to their respective properties and Facilities.

(ii)         Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of its Subsidiaries and their respective Facilities and properties are, and have been, in compliance with all Environmental Laws, and there are no past or present events, conditions, circumstances, activities or plans related to the properties or Facilities that did or would violate or prevent compliance or continued compliance with any of the Environmental Laws.

(iii)        Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, during the period of (A) the Company’s or any of its Subsidiaries’ ownership or operation (including but not limited to ownership or operation, directly or indirectly, in a fiduciary capacity) of their respective properties and Facilities, or (B) the Company’s or any of its Subsidiaries’ participation in the management (including but not limited to such participation, directly or indirectly, in a fiduciary capacity) of their respective properties and Facilities, there have been no releases, discharges, spillages or disposals of Hazardous Material on, under, adjacent to or affecting (or potentially affecting) such properties or Facilities.

(h)          Compliance with Permits, Laws and Orders. (i) The Company and each of its Subsidiaries have in effect all Permits and have made all filings, applications and registrations with Governmental Authorities that are required for them to own, lease or operate their respective properties and assets and to carry on their respective businesses as now conducted (and have paid all fees and assessments due and payable in connection therewith) and there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)         The Company and each of its Subsidiaries are, and at all times since December 31, 2013 have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets.

(iii)        Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is in Default under any of the Permits, Laws or Orders which such Governmental Authority enforces, or (B) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, any Permits.

(iv)        Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2013, a recipient of any supervisory letter from, or since December 31, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business, its ability to pay dividends, its management or its business (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the Knowledge of the Company, orally, since December 31, 2013, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

(v)         Neither the Company nor any of its Subsidiaries (nor to the Company’s Knowledge any of their respective directors, executives, Representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption Laws (collectively, the “Anti-Corruption Laws”) or (D) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment. The Company and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by the Company and its Subsidiaries in all material respects with all applicable Anti-Corruption Laws.

(vi)        The Company and its Subsidiaries are and since December 31, 2011 have been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money laundering Laws administered or enforced by any Governmental Authority in jurisdictions where the Company and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”). The Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance by the Company and its Subsidiaries in all material respects with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(vii)       Neither the Company nor any of its Subsidiaries nor to the Knowledge of the Company, any director, officer, agent, employee or any other Person acting on behalf of the Company or any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by any Governmental Authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions (each, a “Sanctioned Country”). For the past five (5) years, the Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in and will not engage in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. The Company and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by the Company and its Subsidiaries with all applicable Sanctions.

(i)          Labor Matters. (i) Section 3.2(i) of the Company Disclosure Letter sets forth a true and complete list of the name, title, primary work location, hire date, classification, whether full- or part-time, annual salary or wage rate and other compensation of each Service Provider. An updated Schedule 3.2(i)(i) shall be provided to Parent two Business Days prior to the Closing providing information current as of such date. To the Knowledge of the Company, no current Service Provider has indicated to the Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one (1) year after the Closing Date. Neither the Company nor any of its Subsidiaries is a party to or bound by or currently negotiating any collective bargaining agreement or any other similar agreement with any labor organization, group or association. Since December 31, 2013, neither the Company nor any its Subsidiaries has experienced any organizational campaign, petition or other unionization activity relating to any Service Provider, including seeking to make the Company or any of its Subsidiaries conform to demands of organized labor or enter into any collective bargaining agreement or any other similar agreement with any labor organization, group or association. There is no strike, work stoppage or labor disturbance pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company nor any of its Subsidiaries has experienced any such strike, stoppage or disturbance since December 31, 2013. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(ii)         There is no unfair labor practice charge or other material Litigation regarding Service Providers against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened, before any court, arbitrator or Governmental Authority (including the National Labor Relations Board). Neither the Company nor any of its Subsidiaries has failed to comply with any collective bargaining agreement or any other similar agreement with any labor organization, group or association and there are no grievances pending, or to the Knowledge of the Company, threatened, under any such agreement.

(iii)        The Company and its Subsidiaries are and have been since December 31, 2013 in compliance in all material respects with, and to the Knowledge of the Company are not under investigation with respect to, applicable Laws with respect to employment and employee matters, including employment practices, employee benefits, labor relations, terms and conditions of employment, Tax withholding, discrimination, equal employment, fair employment practices, immigration, employee classification, human rights, pay equity, workers’ compensation, employee safety and health, facility closings and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 (together with any other similar Laws, “WARN”)) and wages and hours. During the ninety (90) day period prior to the date hereof, neither the Company nor any of its Subsidiaries has effectuated or announced or has plans to effectuate or announce (A) a “plant closing”, (B) a “mass layoff” or (C) any other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application under WARN. No Service Providers provide services to the Company or any of its Subsidiaries outside of the United States.

(j)          Employee Benefit Plans. (i) Section 3.2(j)(i) of the Company Disclosure Letter contains a correct and complete list identifying each Company Benefit Plan. No Company Benefit Plan is operated outside of the United States. True and complete copies of each Company Benefit Plan (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto and material written interpretations thereof (including summary plan descriptions) have been furnished to Parent together with any related (A) determination letter received from the Internal Revenue Service (“IRS”), (B) material communications to or from the IRS, the Pension Benefit Guaranty Corporation (“PBGC”) or any other Governmental Authority and (C) the three (3) most recent annual reports on Form 5500, financial statements and actuarial reports.

(ii)         Since December 31, 2013, all Company Benefit Plans have been established and administered in all material respects in compliance with their terms and with the applicable provisions of ERISA, the Code and all other applicable Laws and, to the Company’s Knowledge, no events have occurred with respect to any Company Benefit Plan that could reasonably result in a material payment or assessment by or against the Company or any of its Subsidiaries of any excise taxes under ERISA or the Code. There are no pending or, to the Knowledge of the Company, threatened Litigation, governmental audits or investigations or other proceedings or participant claims (other than claims for benefits in the ordinary course of business) with respect to or against any Company Benefit Plan or its assets. No prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) or any breach of a fiduciary duty has occurred with respect to any Company Benefit Plan that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any Liability under ERISA or the Code. Each Company Benefit Plan that is a “non-qualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary compliance with, and has been in all material respects operated and administered in compliance with, Section 409A of the Code and the applicable guidance issued thereunder. All amounts due and payable under any Company Benefit Plan have been timely paid except as would not result in a material Liability of the Company or its Subsidiaries.

(iii)        Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the Knowledge of the Company, there are no facts that would reasonably be expected to cause any such determination or opinion letter to be revoked or not be reissued. Each trust created under any such Company Benefit Plan is, and has been since its establishment, exempt from Tax under Section 501(a) of the Code and, to the Knowledge of the Company, there are no facts that would reasonably be expected to result in the revocation of such exemption.

(iv)        None of the Company, its Subsidiaries nor any of their respective ERISA Affiliates nor any predecessor of any such Person (i) sponsors, maintains, administers or contributes to or has any obligation to contribute to, or has in the past six (6) years sponsored, maintained, administered or contributed to or had any obligation to contribute to, or has or is reasonably expected to have any direct or indirect Liability with respect to, any Benefit Plan subject to Title IV of ERISA, including any multiemployer plan (as defined in Section 3(37) of ERISA), or (ii) has any current or projected obligations or Liability for post-employment or post-retirement health, medical, life insurance or similar benefits under any Benefit Plan or otherwise, other than with respect to benefit coverage mandated by Section 4980B of the Code.

(v)         The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (A) entitle any Service Provider to severance pay or similar payment, (B) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Company Benefit Plan or otherwise or (C) result in any violation of, or default under, or limit the right of the Company or its Subsidiaries, or, after the Effective Time, Parent or any of its Subsidiaries, to amend, modify or terminate any Company Benefit Plan. There is no Contract, Benefit Plan or arrangement covering any Service Provider that, individually or collectively, would entitle any Service Provider to any tax gross-up or similar payment from the Company or any of its Subsidiaries or that could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(k)          Material Contracts. Except as listed in Section 3.2(k) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (A) any Contract relating to the borrowing of money by the Company or any of its Subsidiaries or the guarantee by the Company or any of its Subsidiaries of any such obligation (other than Contracts pertaining to trade payables incurred in the ordinary course of business consistent with past practice), (B) any Contract containing covenants that limit the ability of the Company or any of its Affiliates (including, after the Effective Time, Parent or any of its Affiliates) to engage in any line of business or to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, the Company or any of its Subsidiaries or Affiliates (including, after the Effective Time, Parent or any of its Affiliates) may carry on its business, exclusivity or other similar material restrictions on the Company or any of its Affiliates; (C) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that (x) provides for or is reasonably likely to require annual payments by the Company or any of its Subsidiaries of $100,000 or more or (y) have a term exceeding twelve (12) months in duration, (D) any Contract between or among the Company or any of its Subsidiaries or Affiliates, (E) any Contract involving Intellectual Property (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses whose annual license or royalty fee is $25,000 or less), (F) any Contract relating to the provision of data processing, network communications or other technical services to or by the Company or any of its Subsidiaries, (G) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar arrangement or agreement, (H) any Contract that provides any rights to investors in the Company, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to the Company Board of Directors, (I) any Contract that provides for potential material indemnification payments by the Company or any of its Subsidiaries, (J) any Contract or understanding with a labor union, in each case whether written or oral, (K) any Contract that is otherwise material to the Company or (L) any Contract to enter into any one of the foregoing. Each Contract described above is referred to herein as a “Material Contract.” With respect to each Material Contract: (w) the Material Contract is valid and binding on the Company or the applicable Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought); (x) neither the Company nor any of its Subsidiaries is in Default in any material respect thereunder; (y) neither the Company nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (z) no other party to any such Material Contract is, to the Knowledge of the Company, in Default in any material respect or has repudiated or waived any material provision of any such Material Contract. No Consent is required by any Material Contract for the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby. True and complete copies of all Material Contracts have been made available to Parent.

(l)          Legal Proceedings. There is no material Litigation pending or, to the Knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries or its or any of its Subsidiaries’ assets, interests or rights, nor are there any Orders of any Governmental Authority outstanding against the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, do any facts or circumstances exist that would reasonably be expected to form the basis for any material claim against the Company or any of its Subsidiaries. There is no material Litigation pending or, to the Knowledge of the Company, threatened, against or involving any officer, director, advisory director or employee of the Company or its Subsidiaries, in each case by reason of any person being or having been an officer, director, advisory director or employee of the Company or its Subsidiaries.

(m)          Clients and Vendors.

(i)          Section 3.2(m)(i) of the Company Disclosure Letter sets forth the twenty-five (25) largest clients of the Company and its Subsidiaries, in terms of revenue collected by the Company on a consolidated basis, during each of the fiscal years ended October 31, 2015 and 2016 (each such client, a “Client”), together with the amounts paid to the Company and its Subsidiaries by each such Client for each such period. As of the date hereof, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice that any Client listed on Section 3.2(m)(i) of the Company Disclosure Letter has cancelled, terminated or materially and adversely modified or intends to cancel or otherwise terminate or materially and adversely modify its relationship with respect to the Company and its Subsidiaries.

(ii)         Section 3.2(m)(ii) of the Company Disclosure Letter sets forth the ten (10) largest suppliers and vendors (each such vendor, a “Vendor”) of services to the Company and its Subsidiaries, in terms of expense incurred by the Company on a consolidated basis, for each of the fiscal years ended October 31, 2015 and 2016, together with the amounts paid by the Company and its Subsidiaries to each such Vendor for each such period. As of the date hereof, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice that any Vendor listed on Section 3.2(m)(ii) of the Company Disclosure Letter has cancelled, terminated or materially and adversely modified or intends to cancel or otherwise terminate or materially and adversely modify its relationship with respect to the Company and its Subsidiaries.

(n)          Intellectual Property. (i) Section 3.2(n)(i) of the Company Disclosure Letter sets forth a true and complete list of: (i) all registered Intellectual Property owned or exclusively licensed by the Company or its Subsidiaries (“Company Registered Intellectual Property”) and all unregistered Trademarks owned by the Company or its Subsidiaries, if applicable, the jurisdiction in which each item of Company Registered Intellectual Property has been issued, filed, or recorded and the date of filing or issuance, the applicable filing or registration number, the title and the names of all current applicant(s) and registered owner(s), as applicable for each item of Company Registered Intellectual Property; (ii) all actions that must be taken by the Company within sixty (60) days of the Closing Date to continue prosecution or maintenance of the Company Registered Intellectual Property; and (iii) any claims, suits, actions, or proceedings pending with respect to any Company Registered Intellectual Property. All fees and documents necessary to, as applicable, prosecute and maintain each item of Company Registered Intellectual Property have been paid or filed with the relevant Governmental Authority.

(ii)         The Company and its Subsidiaries, taken as a whole, exclusively own all Intellectual Property owned or exclusively licensed by the Company or its Subsidiaries (“Company Owned Intellectual Property”) free and clear of all Liens and any adverse interests of other persons (including current or former employees, third party agents and contractors). The Company and its Subsidiaries have the right to use any third-party Intellectual Property used in their business as currently conducted or currently contemplated, and will have the same rights immediately after the Closing Date. All Company Registered Intellectual Property is subsisting and unexpired, not cancelled or abandoned, and valid and enforceable. To the Company’s Knowledge, the conduct of the Company and its Subsidiaries’ business does not infringe, dilute, or misappropriate (“Infringe” ) the Intellectual Property of any Person. To the Company’s Knowledge, the Company Owned Intellectual Property is not being Infringed by any Person. No Litigation is pending, or to the Company’s Knowledge, threatened (including “cease and desist” letters or invitations to take a patent license) against the Company or any of its Subsidiaries with respect to third-party Intellectual Property, and no judgment, decree, award, ruling or injunction by a Governmental Authority has been issued, or to the Knowledge of the Company, has been threatened, that may affect the validity, use or enforceability of the Company Owned Intellectual Property. The Company has not implemented in the Company’s Software and Systems any derivative works of Intellectual Property Agreements wherein such derivative works are prohibited under the applicable agreement for such software.

(iii)        Section 3.2(n)(iii) of the Company Disclosure Letter sets forth a true and complete list of all Intellectual Property Agreements to which the Company is a party. Each Intellectual Property Agreement (i) is valid and binding and in full force and effect (except to the extent such Intellectual Property Agreement has expired in accordance with its terms) and represents the entire agreement between the respective parties with respect to the subject matter of such agreement; and (ii) will not cease to be valid and binding and in full force and effect as a result of the consummation of the transactions contemplated by the Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such Intellectual Property Agreement or otherwise give the other party to such Intellectual Property Agreement a right to terminate, amend, accelerate or cancel the Intellectual Property Agreement. The Company has not (A) received any notice of termination or cancellation under such Intellectual Property Agreement, (B) received any notice of breach or default under such Intellectual Property Agreement, which breach, to the Knowledge of the Company, has not been cured, or (C) granted to any third party any rights, adverse or otherwise, licensed under such Intellectual Property Agreement that would constitute a breach of such Intellectual Property Agreement. The Company does not contemplate taking any action or inaction that, with the passage of time, would constitute a breach or violation of, or default under any Intellectual Property Agreement. The Company and, to the Company’s Knowledge, any other party to such Intellectual Property Agreement, are not in material breach or default thereof, and no event has occurred that, with notice or lapse of time, would constitute such a breach or default under such Intellectual Property Agreement. Neither the Company nor its Subsidiaries have conveyed, pledged or otherwise transferred ownership of, or granted or agreed to grant any exclusive license of or right to use, or granted joint ownership of, any Company Owned Intellectual Property to any other Person.

(iv)        The Company and its Subsidiaries have taken all commercially reasonable efforts to protect, maintain and enforce the Company Owned Intellectual Property and the security, operation and integrity of the Software and Systems; and there have been no material outages or interruptions or breaches of such security or data in the Software and Systems owned or controlled by the Company and its Subsidiaries. There has been no: (i) unauthorized disclosure of any Confidential Information in the possession, custody or control of the Company or any Subsidiary of the Company or (ii) breach of the Company’s or any Subsidiary’s security procedures wherein Confidential Information has been disclosed to a third party except where such violation would, individually or in the aggregate, not be material to the Company or any of its Subsidiaries. All Persons who have contributed to the creation, invention or development of any material Company Owned Intellectual Property have signed written agreements with the Company assigning and conveying any and all rights under such Intellectual Property to the Company and otherwise ensuring that all such Intellectual Property is owned exclusively by the Company or its Subsidiaries. No Trade Secrets or Confidential Information of the Company or its Subsidiaries material to the business of the Company and its Subsidiaries has been disclosed to or accessed by any Person. All commercially reasonable efforts have been taken to protect the confidentiality of any Trade Secrets and other Confidential Information of the Company or its Subsidiaries. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company. To the Knowledge of the Company, all Software and Systems owned or operated by the Company and its Subsidiaries (i) are free from any material defect, bug, back door, time bomb, Trojan horse, worm, drop dead device, virus or programming or documentation error that has not already been resolved and (ii) are fully functional and conform in all material respects to their published documentation. Neither the Company nor its Subsidiaries (i) has disclosed or granted to any Person the current or contingent right to access, possess or use any source code for any Company Owned Software, or (ii) is currently a party to any source code escrow Contract requiring the deposit of source code of any Company Owned Software or providing for access by any Person to same.

(v)         Neither the Company nor its Subsidiaries has incorporated any “open source,” or other Software having similar licensing or distribution models (including Software licensed pursuant to any CDDL license, GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License, Creative Commons (CC0), Open Front License or MIT, or Apache licenses) (“Open Source”) in any proprietary Software owned by the Company or its Subsidiaries (“Company Owned Software”) in a manner that (A) would cause any Company Owned Software or any part thereof to be disclosed or released pursuant to the terms of an Open Source license, (B) requires the contribution, licensing, provision or public disclosure to any Person of Company Owned Software, or (C) imposes material limitations on the Company or its Subsidiaries’ right to require royalty payments with respect to, or restricts further distribution of, such Company Owned Software.

(vi)        No government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of (i) any Company Owned Intellectual Property or (ii) any Software owned and developed by the Company.

(o)          Privacy of Customer Information. (i) The Company and its Subsidiaries, as applicable, are the sole owners of all records containing personally identifiable financial information (“PIFI”) relating to customers, former customers and prospective customers that will be transferred to Parent or a Subsidiary of Parent pursuant to this Agreement and the transactions contemplated hereby. For purposes of this Section 3.2(o), “PIFI” means any information relating to an identified or identifiable natural person, including, but not limited to “personally identifiable financial information” as that term is defined in 12 CFR Part 1016.

(ii)         The Company and its Subsidiaries’ collection and use of such PIFI, the transfer of such PIFI to Parent or any of its Subsidiaries, and the use of such PIFI by Parent or any of its Subsidiaries complies in all material respects with all privacy policies of the Company and its Subsidiaries, as applicable, and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.

(p)          Technology Systems. (i) No action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the Technology Systems to continue by the Surviving Entity and its Subsidiaries to the same extent and in the same manner that the Technology Systems have been used by the Company and its Subsidiaries prior to the Effective Time.

(ii)         The Technology Systems have not suffered unplanned disruption causing a Material Adverse Effect on the Company. Except for ongoing payments due under Contracts with third parties, the Technology Systems are free from any Liens (other than Permitted Liens). Access to business-critical parts of the Technology Systems is not shared with any third party.

(iii)        The Company has furnished to Parent a true and correct copy of the Company’s disaster recovery and business continuity arrangements.

(iv)        Neither the Company nor any of its Subsidiaries has received notice of or is aware of any material circumstances, including the execution of this Agreement or the consummation of the transactions contemplated hereby, that would enable any third party to exercise a contractual right to terminate any of the Company’s or any of its Subsidiaries’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

(q)          Insurance Policies. The Company and each of its Subsidiaries maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as it reasonably believes to be adequate for its business and operations and the value of its properties. Section 3.2(q) of the Company Disclosure Letter sets forth a true and complete list of all such insurance policies. Neither the Company nor any of its Subsidiaries is now liable for, nor has the Company or any of its Subsidiaries received written, or to the Knowledge of the Company, oral notice of, any material retroactive premium adjustment. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in Default under any of the terms thereof, each such policy is in full force and effect, none of the Company or any of its Subsidiaries has received any written, or to the Knowledge of the Company, oral notice of a material premium increase or involuntary cancellation with respect to any of its insurance policies or bonds and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or one of its Subsidiaries is the sole beneficiary of any such policy, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Within the last three (3) years, none of the Company or any of its Subsidiaries has been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such policies), and the Company has no reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

(r)          Corporate Documents. The Company has delivered to Parent, with respect to the Company and each of its Subsidiaries, true and correct copies of its Organizational Documents, and the charters of each of the committees of its Board of Directors, all as amended and currently in effect. All of the foregoing are current, complete and correct in all material respects.

(s)          State Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover Law of any jurisdiction (collectively, “Takeover Laws”). The Company has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any provisions of its Organizational Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(t)          Certain Actions. Neither the Company nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of the Company, there are no facts or circumstances that are reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Requisite Regulatory Approval. To the Knowledge of the Company, there exists no fact, circumstance, or reason that would cause any Requisite Regulatory Approval not to be received in a timely manner.

(u)          Real and Personal Property. The Company or a Subsidiary of the Company (a) has good and marketable title to all the real property, if any, reflected in the latest audited balance sheet included in the Company Financial Statements as being owned by the Company or a Subsidiary of the Company or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Company Owned Properties”), free and clear of all Liens, except (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) Liens for real property Taxes not yet past due, (iii) easements, rights of way, and other similar encumbrances, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens and any statutory Liens arising in the ordinary course of business of the Company consistent with past practice, or (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Liens”), and (b) is the lessee of all leasehold estates reflected in the latest audited balance sheet included in the Company Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without Default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company, there are no pending or threatened condemnation proceedings against any Company Real Property. The Company has previously made available to Parent a true and complete list of all Company Real Property as of the date of this Agreement and a true and complete copy of all leases pursuant to which the Company or a Subsidiary leases real property, together with all amendments thereto.

(v)         Administration of Trust Accounts. The Company and each of its Subsidiaries have properly administered all common trust funds and collective investment funds and all accounts for which each of them acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance in all material respects with the terms of the governing documents and applicable Law, and, to the Company’s Knowledge, no events have occurred with respect to any such funds or accounts that would reasonably be expected to result in any liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees acting on behalf of the Company or any of its Subsidiaries, has committed any breach of trust or fiduciary duty, with respect to any such common trust fund or collective investment fund or fiduciary or agency account, and the accountings for each such common trust fund or collective investment fund or fiduciary or agency account are true and correct in all material respects and accurately reflect the assets of such common trust fund or collective investment fund or fiduciary or agency account. The Company and any Subsidiary that has investment management authority or control over or otherwise has the power to acquire, manage or dispose of any assets of a fund or account subject to ERISA or Section 4975 of the Code meets the definition of a “qualified professional asset manager” set forth in Section VI(a) of Prohibited Transaction Class Exemption 84-14, as amended (the “QPAM Exemption”) and is not disqualified from relying on the QPAM Exemption for transactions entered into on behalf of any fund or account which is, or whose assets are, subject to Title I of ERISA or Section 4975 of the Code due to the application of Section I(g) of the QPAM Exemption. Each collective investment fund that is intended to be exempt from taxation under Section 501(a) of the Code and qualify as a “group trust” under Revenue Ruling 81-100 (as modified by Revenue Ruling 2004-67, as modified by Revenue Ruling 2011-1, and as modified by Revenue Ruling 2014-24) has a current favorable determination letter from the Internal Revenue Service, and there are no facts or circumstances that would reasonably be expected to cause such determination letter to be revoked.

(w)          Brokers and Finders. Except for Loomis & Co., Inc. (“Loomis”), neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby. A true and complete copy of the engagement letter between the Company and Loomis has been delivered to Parent.

(x)          Fairness Opinion. Prior to the execution of this Agreement, the Company has received an executed opinion of Loomis to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the Company Stockholders and a signed copy of such opinion has been delivered to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

(y)          Transactions with Insiders and Affiliates. Other than customer Contracts entered into in the ordinary course of business and on an arms-length basis, there are no agreements, Contracts, plans, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (1) officer or director of the Company or any of its Subsidiaries, (2) record or beneficial owner of voting securities of the Company or (3) related interest or family member of any such officer, director or record or beneficial owner, in any case other than employment and related agreements and employee benefit plans.

(z)          Private Placement. The Company understands and acknowledges that the issuance of the shares of Parent Common Stock for the Merger Consideration pursuant to the Merger will not be registered under the Securities Act and that any shares of Parent Common Stock will be issued to the Company Stockholders in a private placement transaction effected in reliance on an exemption from the registration requirements of the Securities Act and in reliance on exemptions from the registration or qualification requirements of applicable “Blue Sky” Laws. The Company acknowledges that any shares of Parent Common Stock so issued to the Company Stockholders will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. To the Knowledge of the Company, each of the Company Stockholders is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act. The Company has had an opportunity to discuss Parent’s business, management, and financial affairs with Parent’s management. The Company also has had an opportunity to ask questions of officers of Parent. The Company acknowledges that it has had an opportunity to conduct its own independent due diligence investigation of Parent.

(aa)         Ownership of Parent Common Stock. Neither the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any director or officer of the Company or of any Subsidiary of the Company, beneficially owns or, within the past two (2) years has beneficially owned, in the aggregate three percent (3%) or more of the outstanding shares of Parent Common Stock.

(bb)         Disclaimer. THE REPRESENTATIONS AND WARRANTIES BY THE COMPANY IN THIS SECTION 3.2 AND ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO PARENT AND MERGER SUB IN CONNECTION THIS AGREEMENT AND THE MERGER. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NEITHER PARENT NOR MERGER SUB IS ENTITLED TO RELY ON ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR PROVIDED BY THE COMPANY, OR BY ANY OF THE COMPANY STOCKHOLDERS OR ANY OF THEIR AFFILIATES, OR BY ANY OF THE COMPANY’S SERVICE PROVIDERS OR REPRESENTATIVES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, CLIENTS, ASSETS, LIABILITIES, PROPERTIES OR PROSPECTS OF THE COMPANY AND ITS SUBSIDIARIES), WHETHER MADE BEFORE OR AFTER THE DATE OF THIS AGREEMENT OTHER THAN THE REPRESENTATIONS AND WARRANTIES BY THE COMPANY IN THIS SECTION 3.2 OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, AND IF ANY SUCH OTHER REPRESENTATION, STATEMENT OR INFORMATION WAS MADE OR PROVIDED IT IS SPECIFICALLY DISCLAIMED BY THE COMPANY.

Section 3.3           Representations and Warranties of Parent and Merger Sub. Subject to and giving effect to Section 3.1 and except as (i) set forth in the Parent Disclosure Letter or (ii) disclosed in any of Parent’s SEC Reports filed with or furnished to the SEC on or after December 31, 2015 and prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

(a)          Organization, Standing, and Power. Parent and each of its Subsidiaries (including Merger Sub) (i) are duly organized, validly existing and in good standing under the Laws of the jurisdiction of their respective organization, (ii) have the requisite corporate power and authority to own, lease and operate their properties and assets and to carry on their businesses as now conducted, and (iii) are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (iii), where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Parent is registered with the Federal Reserve Board as a bank holding company within the meaning of the BHC Act and meets the applicable requirements for qualification as such. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all Liens.

(b)          Authority; No Breach of Agreement. (i) Each of Parent and Merger Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Assuming the accuracy of the representations and warranties set forth in Section 3.2(aa), the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by Parent’s and Merger Sub’s duly constituted Boards of Directors). Assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement represents a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (B) general equitable principles, except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii)         Each of Parent’s and Merger Sub’s Boards of Directors have duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby.

(iii)        Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of Parent or Merger Sub, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent or any of its Subsidiaries (including Merger Sub) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, Contract, Permit or other instrument or obligation to which Parent or any of its Subsidiaries (including Merger Sub) is a party, or by which they or any of their respective properties or assets may be bound, or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law as described in clause (iv) below, violate any Law or Order applicable to Parent or Merger Sub or any of their respective material assets, except, in the case of clauses (B) and (C), as individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement or to timely consummate the Merger.

(iv)        Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the expiration or termination of the waiting period under the HSR Act, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DLLCA, (C) the filing of the Articles of Merger with the Secretary of the Commonwealth of the Commonwealth of Massachusetts as required by the MBCA and (D) as set forth in Section 3.3(b)(iv)(D) of the Parent Disclosure Letter, no Order of, or Consent of, to or with any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement by Parent or Merger Sub, as applicable, or the consummation by Parent or Merger Sub, as applicable, of the Merger and the other transactions contemplated by this Agreement.

(c)          Capital Stock. Parent’s authorized capital stock consists of (i) 75,000,000 shares of Parent Common Stock, of which, as of November 29, 2016 (the “Capitalization Date”) 44,455,500 shares were issued and outstanding (which includes 255,561 shares of Parent Common Stock subject to vesting or forfeiture restrictions and granted under a Benefit Plan of Parent or its Subsidiaries) with 476,341 shares held in its treasury and (ii) 500,000 shares of preferred stock, $1.00 par value per share (the “Parent Preferred Stock”), of which, as of the Capitalization Date, zero shares were issued and outstanding. As of the Capitalization Date there were (x) 1,773,683 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase Parent Common Stock granted under a Benefit Plan of Parent or its Subsidiaries and (y) 203,077 shares of Parent Common Stock subject to deferred stock units and share equivalent units with respect to Parent Common Stock granted under a Benefit Plan of Parent or its Subsidiaries. Assuming the accuracy of the representations and warranties of Merchants Bancshares. Inc. (“Merchants”) set forth in that certain Agreement and Plan of Merger by and between Parent and Merchants, dated as of October 22, 2016 (the “Merchants Merger Agreement”) and attached as Exhibit 2.1 to Parent’s Form 8-K filed with the SEC on October 27, 2016, and the consummation of the transactions contemplated by the Merchants Merger Agreement on the terms set forth therein (the “Merchants Closing”), up to 4,711,058 shares of Parent Common Stock shall be issued to holders of Merchants common stock in connection with the Merchants Closing. Except as set forth in this Section 3.3(c) or granted under a Benefit Plan, as of the Capitalization Date there were no shares of Parent Common Stock or other equity securities of Parent outstanding and no outstanding Rights relating to Parent Common Stock or Parent Preferred Stock, and no Person has any Contract or any right or privilege (whether preemptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of Parent. All of the outstanding shares of Parent Common Stock are duly and validly issued and outstanding and are fully paid (or will be fully paid when vested) and, except as expressly provided otherwise under applicable Law, non-assessable under the DGCL. None of the outstanding shares of Parent Common Stock have been issued in violation of any preemptive rights of the current or past stockholders of Parent. All of the outstanding shares of Parent Common Stock and all Rights to acquire shares of Parent Common Stock have been issued in compliance in all material respects with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of Parent’s Subsidiaries have been duly authorized and are validly issued, fully paid and (except as provided in 12 U.S.C. Section 55) non-assessable. The outstanding capital stock of each of Parent’s Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. Parent owns all of the issued and outstanding shares of capital stock or other ownership interests of all of its material Subsidiaries, free and clear of all Liens (other than Permitted Liens).

(d)          Reports; Financial Statements. (i) Parent and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with any Governmental Authorities (including any Regulatory Authorities), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or political subdivisions, any foreign entity or jurisdiction, or any other Governmental Authority or Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of Parent and its Subsidiaries, (A) no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2013, (B) there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since December 31, 2013, in each case of clauses (A) through (C), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(ii)         An accurate copy of each final SEC Report filed with or furnished by Parent or any of its Subsidiaries to the SEC since December 31, 2013 and through and including the Closing Date pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) is publicly available. No Parent Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained, or will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all of the Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(iii)        The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. PricewaterhouseCoopers LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iv)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any Liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (including any notes thereto), and for liabilities incurred (A) in the ordinary course of business consistent with past practice since September 30, 2016, or (B) in connection with this Agreement and the transactions contemplated hereby.

(v)         The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Parent (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (y) to the Knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. To the Knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(vi)        Since December 31, 2013, neither Parent nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e)          Legal Proceedings. There is no Litigation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or its or any of its Subsidiaries’ assets, interests or rights that, if adversely determined, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

(f)          Compliance with Laws. (i) Parent and each of its Subsidiaries are, and at all times since December 31, 2013, have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties, assets and employees. Parent and each of its Subsidiaries have in effect all Permits necessary for them to own, lease or operate their material properties and assets and to carry on their businesses and operations as now conducted and, to Parent’s Knowledge, there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)         Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2013, a recipient of any supervisory letter from, or since December 31, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Letter, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing or, to the Knowledge of Parent, orally, since December 31, 2013, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

(iii)        Neither Parent nor any of its Subsidiaries (nor, to the Knowledge of Parent, any of their respective directors, executives, Representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (D) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (E) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(g)          Labor Matters. Neither Parent nor any of its Subsidiaries is a party to or bound by or currently negotiating any collective bargaining agreement or any other similar agreement with any labor organization, group or association. There is no strike, work stoppage or labor disturbance pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and none of Parent nor any of its Subsidiaries has experienced any such strike, stoppage or disturbance since December 31, 2013, in either case that is material to Parent. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(h)          Absence of Certain Changes or Events. Since December 31, 2015 through the date of this Agreement, (A) except for the negotiation of this Agreement and the transactions contemplated hereby and the negotiation and execution of the Merchants Merger Agreement and the prosecution of the transactions contemplated thereby, Parent and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice, and (B) there have been no facts, events, changes, circumstances or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(i)          Community Reinvestment Act. Parent has complied in all material respects with the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Parent, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(j)          Legality of Parent Securities. All shares of Parent Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and non-assessable.

(k)          Certain Actions. Neither Parent nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Parent, there are no facts or circumstances, that are reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Requisite Regulatory Approval. To Parent’s Knowledge there exists no fact, circumstance, or reason that would cause any Requisite Regulatory Approval not to be received in a timely manner.

(l)          Brokers and Finders. Except for Raymond James Financial, Inc., neither Parent nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(m)          Merger Consideration. Parent now has and will have, at the Effective Time, unissued shares of Parent Common Stock and shares of Parent Common Stock held in its treasury that are not reserved for any other purpose sufficient to issue the number of shares of Parent Common Stock contemplated by Article II, and a sufficient amount of cash to pay the amounts contemplated by Article II.

(n)          Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in furtherance of the transactions contemplated by this Agreement.

(o)          No Registration. Assuming the accuracy of the representations and warranties of the Company contained in Section 3.2(z) hereof and the Company’s compliance with its agreements set forth in the this Agreement, it is not necessary in connection with the offer, issuance, sale and delivery of the Parent Common Stock in the manner contemplated by this Agreement to register the offer or sale of any of the Parent Common Stock under the Securities Act.

(p)          Well-Known Seasoned Issuer. Parent is, and, at the time it files the Registration Statement referred to in the Registration Rights Agreement, will be, a “well-known seasoned issuer” within the meaning of Rule 405 under the Securities Act.

(q)          Tax Matters. (i) All material amounts of Taxes of Parent and each of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been fully and timely paid. Each of Parent and its Subsidiaries has timely filed all material Tax Returns required to have been filed by it or on its behalf, and each such Tax Return is true, complete and accurate in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return which extension is currently in effect. No claim has been made by a Taxing Authority in writing within the past five (5) years in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that Parent or any of its Subsidiaries may be subject to Taxes by that jurisdiction.

(ii)         Neither Parent nor any of its Subsidiaries has received any written notice of assessment or proposed assessment in connection with any Tax, and there is no pending (or, to the Knowledge of Parent, threatened) material dispute, action, suit, proceeding, claim, investigation, audit, examination, or other Litigation regarding any Tax of Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against Parent or any of its Subsidiaries that remains in effect, and neither Parent nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax, which waiver or extension remains in effect, or agreed to a Tax assessment or deficiency that may have an adverse effect on any taxable period beginning after the Closing Date.

(iii)        Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal, state or local income Tax Return or any combined, affiliated or unitary group for any Tax purpose (other than the group of which it is currently a member), and neither Parent nor any of its Subsidiaries has any Tax liability under Treasury Regulation Section 1.1502-6 or any similar provision of Law, or as a transferee or successor, by Contract or otherwise. None of Parent and its Subsidiaries have any deferred gain or loss arising out of any deferred intercompany transaction, as described in Treasury Regulation Section 1.1502-13, or, in the case of any of its Subsidiaries, have an excess loss account in its stock, as described in Treasury Regulation Section 1.1502-19.

(iv)        Parent and its Subsidiaries have withheld and paid over to the appropriate Taxing Authority all amounts of Taxes required to have been withheld and paid over by them in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(v)         Neither Parent nor any of its Subsidiaries has been a party to any distribution occurring during the five (5)-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. No Liens for Taxes exist with respect to any assets of Parent or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or which are been contested in good faith.

(vi)        Neither Parent nor any of its Subsidiaries is a “controlled foreign corporation” within the meaning of the Section 957(a) of the Code.

(vii)       Neither Parent nor any of its Subsidiaries has participated in any “listed transaction”, as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).

(r)          Regulatory Capitalization. Each Subsidiary of Parent that is a depository institution is, and as of immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the OCC. Parent is, and immediately prior to the Effective Time will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the Board of Governors of the Federal Reserve System.

(s)          No Inducement or Reliance; Independent Assessment. Each of Parent and Merger Sub acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, operations, clients, assets, liabilities, properties and prospects of the Company and its Subsidiaries. In making its determination to enter into this Agreement and to proceed with the Merger, each of Parent and Merger Sub has relied solely upon (a) the results of its own independent investigation, including any investigation conducted by its Representatives, and (b) the representations and warranties of the Company expressly set forth in Section 3.2 of this Agreement and any certificate delivered pursuant to this Agreement, as qualified by the Company Disclosure Letter. EACH OF PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE THAT SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO PARENT AND MERGER SUB IN CONNECTION THIS AGREEMENT AND THE MERGER, AND EACH OF PARENT AND MERGER SUB UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT IT IS NOT RELYING AND HAS NOT RELIED ON ANY OTHER REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR PROVIDED BY THE COMPANY, OR BY ANY OF THE COMPANY STOCKHOLDERS OR ANY OF THEIR AFFILIATES, OR BY ANY OF THE COMPANY’S SERVICE PROVIDERS OR REPRESENTATIVES, OR, OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, CLIENTS, ASSETS, LIABILITIES, PROPERTIES OR PROSPECTS OF THE COMPANY AND ITS SUBSIDIARIES), WHETHER MADE BEFORE OR AFTER THE DATE OF THIS AGREEMENT, AND IF ANY SUCH OTHER REPRESENTATION, STATEMENT OR INFORMATION WAS MADE OR PROVIDED IT IS SPECIFICALLY DISCLAIMED BY THE COMPANY.

Article IV

COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES

Section 4.1           Conduct of Business Prior to Effective Time. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VI or the Effective Time, except as expressly permitted by this Agreement or as required by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (iii) maintain its books, accounts and records in the usual manner on a basis consistent in all material respects with the Company’s policies and practices in effect immediately prior to the Company entering into this Agreement, and (b) each Party (other than the Stockholders’ Representative) shall, and shall cause its Subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the satisfaction of the conditions set forth in Section 5.1(a), 5.1(b) or 5.1(c) or the ability of either Party to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

Section 4.2           Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VI or the Effective Time, except as expressly permitted by this Agreement or as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)          amend or propose to amend its Organizational Documents or any resolution or agreement concerning indemnification of its directors or officers;

(b)          (i) adjust, split, combine, subdivide or reclassify any capital stock, (ii) make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, (iii) grant or issue any Rights, (iv) issue or otherwise permit to become outstanding, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or Rights, or (iv) make any change in any instrument or Contract governing the terms of any of its securities;

(c)          other than in the ordinary course of business consistent with past practice, make any investment (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) in any other Person;

(d)          terminate or allow to be terminated any of the policies of insurance it maintains on its business or property, cancel any material indebtedness owing to it or any claims that it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent Liability;

(e)          enter into any new line of business, or change in any material respect its operating policies, except as required by applicable Laws or any policies imposed on it by any Governmental Authority;

(f)          (i) lend any money or pledge any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise; (ii) mortgage or otherwise subject to any Lien, encumbrance or other Liability any of its assets; (iii) sell, assign or transfer any of its assets in excess of $25,000 individually or $75,000 in the aggregate; or (iv) incur any material Liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent), or cancel, release or assign any indebtedness of any Person or any claims against any Person, except pursuant to any Material Contract;

(g)          incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness (it being understood that for purposes of this Section 4.2(g), “short-term” shall mean maturities of six (6) months or less)); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person;

(h)          terminate, or waive any material provision of any Material Contract other than normal renewals of Material Contracts without materially adverse changes of terms, or otherwise amend or modify any such Material Contract;

(i)          other than as required by applicable Laws or Company Benefit Plans as in effect at the date of this Agreement, (i) adopt, enter into, establish, terminate or amend any Benefit Plan, (ii) change the compensation or benefits of any Service Provider other than annual base salary raises in the ordinary course of business consistent with past practice, (iii) adopt or enter into any collective bargaining agreement or any other similar agreement with any labor organization, group or association, (iv) adopt, enter into, establish, amend or grant any employment, severance, change in control, termination, deferred compensation, pension or retirement arrangement, (v) grant or pay any incentive compensation, (vi) accelerate any rights or benefits under any Company Benefit Plan or (vii) hire or terminate (other than for cause) any Service Provider;

(j)          commence, settle or agree to settle any Litigation, except in the ordinary course of business consistent with past practice that (i) involves only the payment of money damages not in excess of $50,000 individually or $150,000 in the aggregate, (ii) does not involve the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or the applicable Subsidiary thereof and (iii) would not create precedent for claims that are reasonably likely to be material to the Company or any of its Subsidiaries, or, after the Closing, Parent or any of its Subsidiaries;

(k)          change any method of accounting or accounting practice used by it, other than changes required by GAAP or any Regulatory Authority;

(l)          (i) file any Tax Return except in the ordinary course of business consistent with past practice or amend any Tax Return, (ii) settle or compromise any material Tax Liability, (iii) make, change or revoke any material Tax election or change any method of Tax accounting, except as required by applicable Law, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), (v) surrender any claim for a refund of a material amount of Taxes or (vi) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect to Taxes;

(m)          change its fiscal or Tax year;

(n)          merge or consolidate with any other Person;

(o)          acquire assets from any other Person with a value or purchase price individually in excess of $25,000 or in the aggregate in excess of $75,000, or acquire any business or entity, or make any other investment either by purchase of stock or securities, contributions to capital, property transfers or otherwise;

(p)          enter into any Contract that would have been a Material Contract had it been entered into prior to the execution of this Agreement;

(q)          adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(r)          renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries;

(s)          (i) grant, extend, waive, amend or modify any rights relating to Company Owned Intellectual Property, (ii) fail to diligently prosecute applications for the Company Owned Intellectual Property that are Patents and Trademarks, (iii) fail to exercise a right of renewal or extension under any material Intellectual Property licensed from third parties (unless otherwise directed by Parent), or (iv) sell, pledge, dispose of, transfer, lease, license, guarantee, or encumber, or authorize any of the foregoing of any Company Owned Intellectual Property;

(t)          waive any material benefits of, or agree to modify in any materially adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(u)          engage in (or modify in a manner materially adverse to the Company or its Subsidiaries) any transactions with any Affiliate or any director or officer thereof (or any Affiliate or immediate family member of any such Person or any Affiliate of such Person’s immediate family members);

(v)         enter into any new lease of real property or amend the terms of any existing lease of real property;

(w)          incur or commit to incur any capital expenditure or authorization or commitment with respect to them that, in the aggregate is in excess of $50,000;

(x)          fail to pay any material expenses of the Company or its Subsidiaries promptly upon such expenses becoming due and payable unless the Company or its Subsidiaries has a bona fide dispute with respect to such expense;

(y)          take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(z)          agree or commit to take any of the actions prohibited by this Section 4.2.

Section 4.3           Litigation. Each of Parent and the Company shall promptly notify each other in writing of any Litigation issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority pending or, to the Knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries or directors that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Parent, the Company or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder or derivative Litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent.

Section 4.4           State Filings. Upon the terms and subject to the conditions of this Agreement and prior to or in connection with the Closing, Parent, Merger Sub and the Company shall execute and the Parties shall cause to be filed the Certificate of Merger with the Secretary of State of the State of Delaware, the Articles of Merger with the Secretary of the Commonwealth of the Commonwealth of Massachusetts and any other such filings with the State of Delaware or the Commonwealth of Massachusetts necessary to effect the transactions contemplated in this Agreement.

Section 4.5           Company Stockholder Approval. (a) The Company shall call and give notice of a meeting of its stockholders to be held as soon as practicable for the purpose of obtaining the Company Stockholder Approval and any other matters required to be approved by the Company’s stockholders in order to permit consummation of the transactions contemplated hereby (including any adjournment or postponement, the “Company Stockholder Meeting”) and shall take all lawful action to solicit such approval by such stockholders, including (i) mailing the Proxy Statement to the Company’s stockholders as promptly as practicable, and in any event within five (5) Business Days, after the date of this Agreement, provided that the Company agrees not to distribute the Proxy Statement until Parent has had a reasonable opportunity to review and comment on the Proxy Statement and the Company and Parent reasonably agree on which such comments should be reflected in the Proxy Statement and (ii) using its reasonable best efforts to procure that each Company Stockholder who has not executed and delivered such agreement as of the date hereof shall deliver to the Company and Parent a duly executed Stockholder Support Agreement and Joinder as soon as practicable after the date hereof and in any event prior to the Closing. The Board of Directors of the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval, including by communicating to the Company Stockholders the Company Directors’ Recommendation and including such recommendation in the Proxy Statement; provided, however, that, prior to receipt of the Company Stockholder Approval and subject to Sections 6.1 and 6.2, if the Board of Directors of the Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that, because of the receipt of an Acquisition Proposal that constitutes a Superior Proposal, failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors of the Company may make an Adverse Recommendation Change (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its Adverse Recommendation Change to the Company Stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided further, that the Board of Directors of the Company (including any committee thereof) may not take any actions under the foregoing proviso unless (i) it gives Parent at least four (4) Business Days’ prior written notice of its intention to take such action and a reasonably detailed description of the Acquisition Proposal giving rise to its determination to take such action, including the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal (including an unredacted copy of all proposed agreements and other documents with respect to such Acquisition Proposal) or any amendment or modification thereof) and (ii) at the end of such notice period, the Board of Directors of the Company takes into account in good faith any amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable Law to fail to take such action. During the four (4) Business Day notice period referred to in clause (i) above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 4.5(a) and will require a new notice period as referred to in this Section 4.5(a). Notwithstanding the foregoing, the Company agrees to use reasonable best efforts to convene the Company Stockholder Meeting within twenty (20) days following the date of this Agreement. Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company’s stockholders at the Company Stockholder Meeting, other than a proposal for the Company Stockholder Approval and a proposal to adjourn the Company Stockholder Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Company Stockholder Approval. The Company shall keep Parent updated with respect to the proxy solicitation results in connection with the Company Stockholder Meeting as reasonably requested by Parent.

(b)          The Company shall adjourn or postpone the Company Stockholder Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Stockholder Approval, and, subject to the terms and conditions of this Agreement, the Company shall continue to use all reasonable best efforts to solicit proxies from the Company stockholders in favor of the Company Stockholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Stockholder Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Stockholder Meeting, for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation.

Section 4.6           Registration Rights. (a)   In connection with this Agreement, at the Closing, Parent and the Company Stockholders shall enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit F (the “Registration Rights Agreement”). Parent shall provide the Company a reasonable opportunity to review the Registration Statement referred to in the Registration Rights Agreement and all related documents and shall duly consider any comments thereon provided by the Company or its advisors. Parent shall cause the Registration Statement to be filed with the SEC prior to the Closing.

(b) At least five (5) Business Days prior to the anticipated filing date of the Registration Statement referred to in the Registration Rights Agreement, the Company shall, on behalf of Parent, notify each Company Stockholder of the information Parent advises the Company that it requires from each such Company Stockholder if such Company Stockholder elects to have any of its Registrable Securities (as defined in the Registration Rights Agreement) included in the Registration Statement. Parent’s obligations to file the Registration Statement and cause it to be effective, with respect to each Company Stockholder, are conditioned on the receipt of such information, and to the extent any Company Stockholder has failed to provide Parent with such information, Parent’s obligations with respect to such Company Stockholder (but not with respect to any other Company Stockholder) will be suspended (but not otherwise diminished) until such requested information has been provided to Parent.

Section 4.7           Listing of Parent Common Stock. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 4.8           Selling Restrictions. (a)  The Company Stockholders agree, severally and not jointly, that, from the Closing Date until the close of trading on the one hundredth (100th) trading day following the Closing Date (the “Transfer Restriction Period”), they shall not, on any given trading day, Transfer a number of shares of Parent Common Stock acquired pursuant to this Agreement that in the aggregate exceeds the Daily Limit. During the Transfer Restriction Period, each Company Stockholder (together with its Affiliates) shall be permitted to Transfer on any given trading day a number of shares of Parent Common Stock acquired pursuant to this Agreement up to (and in no event in excess of) such Company Stockholder’s Transfer Restriction Pro Rata Portion of the Daily Limit. Notwithstanding the immediately preceding sentence, one or more of the Company Stockholders may agree to engage, in consultation with, and on terms reasonably acceptable to, Parent, a broker-dealer, investment adviser or other intermediary to coordinate the sale of shares of Parent Common Stock by such Company Stockholders during all or any portion of the Trading Restriction Period, in which case the sale of shares of Parent Common Stock by a Company Stockholder participating in such arrangement may exceed such Company Stockholder’s Transfer Restriction Pro Rata Portion on a given trading day but only if the aggregate sales on such trading day by all participating Company Stockholders do not exceed the aggregate Transfer Restriction Pro Rata Portions of all such participants. The Company Stockholders that engage in such coordinated activity shall cause (i) prior written notice to be given to Parent and Parent’s transfer agent, identifying such intermediary and the participating Company Stockholders and (ii) such intermediary to provide to Parent on each trading day a statement of the number of shares of Parent Common Stock sold on that trading day for each participating Company Stockholder. Nothing in this Section 4.8(a) shall prohibit one or more of the following Transfers by a Company Stockholder: (i) a Transfer to an Affiliate of the Company Stockholder; (ii) a Transfer by will or by operation of law, in which case this Section 4.8(a) shall bind the transferee; (iii) a Transfer in connection with estate or charitable planning purposes, including any Transfer to relatives, trusts and charitable organizations; and (iv) such other Transfers as Parent may otherwise agree in writing in its sole discretion; provided that as a condition to each permitted Transfer under (i)-(iii) above, each transferee shall deliver a written instrument to Parent, in a form reasonably acceptable to Parent, agreeing to be bound by the restrictions set forth in this Section 4.8.

(b)          For purposes of this Section 4.8, the following terms shall be defined as follows:

(i)          “Daily Limit” shall mean a number of shares of Parent Common Stock equal to (x) 0.10, multiplied by (y) the average daily trading volume of the Parent Common Stock on the NYSE for the twenty (20) trading day period ending on the trading day immediately preceding the Closing Date, as reported by the NYSE.

(ii)         “Transfer Restriction Pro Rata Portion” shall mean, with respect to each Company Stockholder, the quotient obtained by dividing (x) the number of shares of Parent Common Stock acquired by such Company Stockholder pursuant to this Agreement (inclusive of such Company Stockholder’s Pro Rata Portion of the shares of Parent Common Stock deposited with the Escrow Agent) by (y) the total number of shares of Parent Common Stock issued to all Company Stockholders pursuant to this Agreement (inclusive of the shares of Parent Common Stock deposited with the Escrow Agent).

(c)          In addition to any other restrictions provided herein, no Company Stockholder shall Transfer any shares of Parent Common Stock acquired pursuant to this Agreement unless the Transfer is either (i) pursuant to an effective registration statement and/or prospectus under the Securities Act, and is in compliance with any applicable state securities or “Blue Sky” Laws and applicable requirements of the NYSE or (ii) pursuant to an exemption from registration under the Securities Act, and, if reasonably requested by Parent, such Company Stockholder shall furnish Parent with an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to Parent, to the effect that no such registration is required because of the availability of such exemption.

(d)          In the event of any purported or attempted Transfer by a Company Stockholder that does not comply with the provisions of this Section 4.8, such attempted Transfer shall be null and void ab initio and will confer no rights whatsoever on the purported transferee as against Parent, and Parent shall not record such Transfer on its books or treat any purported transferee of such Parent Common Stock as the owner of such Parent Common Stock for any purpose.

Section 4.9           Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, including Section 4.10, the Parties (other than the Stockholders’ Representative) will use all reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with and furnish information to the other Party to that end, and obtain all consents of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby; provided, that the Company shall not agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; and provided further, that nothing contained herein shall preclude any Party from exercising its rights under this Agreement.

(b)          Each Party (other than the Stockholders’ Representative) undertakes and agrees to use its reasonable efforts to cause the Merger to qualify, and to take no action that would prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)          The Parties (other than the Stockholders’ Representative) shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as such Parties shall mutually agree upon.

Section 4.10         Applications and Consents. (a) The Parties (other than the Stockholders’ Representative) shall cooperate with each other and use, and cause their applicable Subsidiaries to use, their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits, Consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Requisite Regulatory Approvals and including making, or committing to make, such changes to the composition of the Board of Directors of Global Trust Company as are required to comply with the rules and regulations promulgated by the Bureau of Financial Institutions of the State of Maine), and to comply with the terms and conditions of all such Permits, Consents, approvals and authorizations of all such Governmental Authorities and third parties. Without limiting the generality of the foregoing, as soon as reasonably practicable and in no event later than thirty (30) days after the date of this Agreement, Parent and the Company each shall, and shall cause their respective Subsidiaries to, prepare and file any applications, notices and filings required to be filed with any Governmental Authority in order to obtain the Requisite Regulatory Approvals, provided that the Parties (other than the Stockholders’ Representative) shall complete all filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) within ten (10) days following the date of this Agreement.

(b)          Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties (other than the Stockholders’ Representative) agree that they will consult with each other with respect to the obtaining of all Permits, Consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each Party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, the Company shall give Parent and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c)          In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing.

(d)          Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.

(e)          To the extent permitted by applicable Law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose Consent is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such Consent will be materially delayed.

(f)          As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, Consents, Orders or approvals from, to or with (i) the Federal Reserve Board, the OCC, the FDIC, the Department of Justice and Federal Trade Commission (including under the applicable requirements of the HSR Act) and the Bureau of Financial Institutions of the State of Maine that are necessary to consummate the transactions contemplated by this Agreement, including the Merger, and (ii) any other Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement, including the Merger, except in the case of this clause (ii) for any such authorizations, Consents, Orders or approvals the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as the case may be.

(g)          Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require Parent or its Subsidiaries to take, or agree to take, any actions, or to accept any restriction, requirement or condition, that, individually or in the aggregate, would (i) reasonably be expected to have a Material Adverse Effect on Parent or the Company, (ii) prohibit or materially limit the ownership or operation by Parent or Merger Sub of all or any portion of the business or assets of the Company or any of its Subsidiaries, or (iii) compel Parent, Merger Sub or any of their respective Subsidiaries to dispose of or hold separate all or any portion of the business or assets of Parent or Merger Sub and their respective Subsidiaries or the Company and its Subsidiaries, in each case taken as a whole (a “Materially Burdensome Regulatory Condition”).

Section 4.11         Notification of Certain Matters. Each Party (other than the Stockholders’ Representative) will give prompt written notice to the other (and subsequently keep such other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event, change, circumstance or effect that (a) is reasonably likely to result in any Material Adverse Effect on it, or (b) would cause or constitute a breach of any of its representations, warranties, covenants, or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 5.2(a) or 5.2(b), or Section 5.3(a) or 5.3(b), as the case may be, to be satisfied, or otherwise constitute a breach of this Agreement by such Party due to its failure to give such notice unless the underlying breach would independently result in a failure of the conditions set forth in Section 5.2(a) or 5.2(b), or Section 5.3(a) or 5.3(b), as the case may be, or give rise to a termination right under Section 6.1; provided further, that no such notification or other disclosure after the date of this Agreement shall operate as a cure of any inaccuracy or breach of any representation, warranty, covenant, or agreement contained herein and such notification or such other disclosure shall not be given any effect for purposes of determining the accuracy of the representations and warranties contained herein or determining whether any Person has a right to indemnification pursuant to Article VII hereof.

Section 4.12         Investigation and Confidentiality. (a) Upon reasonable notice and subject to applicable Laws, the Company shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all of their properties, books, Contracts, commitments, personnel, information technology systems and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent such information concerning their respective businesses, properties and personnel as Parent may reasonably request. Parent shall use commercially reasonable efforts to minimize any interference with the Company’s regular business operations during any such access. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure, in the Company’s good faith judgment, could reasonably be expected to jeopardize the attorney-client privilege of the Company (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. No investigation by Parent shall affect the representations and warranties of the Company or the right of Parent to rely thereon or Parent’s right to indemnification pursuant to Article VII hereof.

(b)          Each Party (other than the Stockholders’ Representative) shall, and shall cause its directors, officers, employees and Representatives to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations and financial positions to the extent required by, and in accordance with, the Confidentiality Agreement.

Section 4.13         Press Releases; Publicity. Prior to the Effective Time, each Party shall consult with and obtain the approval (not to be unreasonably withheld, conditioned or delayed) of the other as to the form and substance of any press release, other public statement (including employer communications) or stockholder communication related to this Agreement and the transactions contemplated hereby prior to issuing such press release, public statement or stockholder communication or making any other public or stockholder disclosure related thereto; provided, that nothing in this Section 4.13 shall be deemed to prohibit any Party from making any disclosure that it deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law or the NYSE. Parent and the Company shall cooperate in good faith in preparing a joint press release announcing this Agreement, which press release shall be issued concurrently by Parent and the Company not later than one (1) Business Day after the date of this Agreement.

Section 4.14         Acquisition Proposals. (a) The Company agrees that it will not, and will cause its directors, officers, employees and Representatives and Affiliates not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (ii) continue, engage or participate in any negotiations concerning, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person (other than Persons who are Affiliates or Representatives of the Company or Parent) relating to, or (iv) approve, recommend, agree to or accept, any Acquisition Proposal; provided, that, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company receives an unsolicited bona fide Acquisition Proposal after the date of this Agreement that was not received in violation of clauses (i) – (iv) above, and the Company’s Board of Directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, the Company may, and may permit its directors, officers, employees and Representatives to, furnish or cause to be furnished nonpublic information or data to and participate in such negotiations or discussions with the Person making such Acquisition Proposal to the extent that the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) that failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into an Acceptable Confidentiality Agreement and shall provide to Parent any such information not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may (without any determination by the Board of Directors of the Company or consultation with outside counsel or its financial advisor) (x) following receipt of an unsolicited bona fide Acquisition Proposal after the date of this Agreement and prior to the time the Company Stockholder Approval is obtained that was not received in violation of clauses (i) – (iv) above, contact such third party solely in order to clarify and understand the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and/or (y) provide any Person who makes an Acquisition Proposal or who expresses interest to the Company in making an Acquisition Proposal a copy of this Agreement. The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Parent with respect to any Acquisition Proposal. The Company shall use its reasonable best efforts, subject to applicable Law, to, within ten (10) Business Days after the date hereof, request and confirm the return or destruction of any confidential information provided to any Person (other than Parent and its Affiliates and its and their Representatives) pursuant to any existing confidentiality, standstill or similar agreements to which it or any of its Subsidiaries is a party relating to an Acquisition Proposal.

(b)          The Company shall promptly, and in any event within twenty four (24) hours of receipt, advise Parent in writing in the event the Company or any of its directors, employees, officers or Representatives receives (i) any Acquisition Proposal, (ii) any request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal, in each case together with the terms and conditions of such Acquisition Proposal, request, inquiry, proposal or offer, and shall furnish Parent with a copy of such Acquisition Proposal (or, where such Acquisition Proposal is not in writing, with a description of the material terms and conditions thereof). The Company shall keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within twenty four (24) hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and summaries of any material oral inquiries or discussions.

(c)          Neither the Board of Directors of the Company nor any committee thereof shall, (i) except as expressly permitted by Section 4.5(a), (A) withdraw (or modify or qualify in any manner adverse to Parent) the approval, recommendation or declaration of advisability by the Board of Directors of the Company or any such committee of this Agreement, the Merger, or any of the other transactions contemplated hereby, (B) recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, (C) resolve, agree or propose to take any such actions or (D) submit this Agreement to its stockholders without recommendation (each such action set forth in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) (A) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting or relating to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 4.14(a)) or (B) resolve, agree or propose to take any such actions.

(d)          The Company agrees that any breach by its directors, officers, employees, Affiliates or Representatives of this Section 4.14 shall be deemed a breach by the Company.

Section 4.15         Takeover Laws. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each Party (other than the Stockholders’ Representative) and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

Section 4.16         Employee Matters. (a) During the twelve (12) months following the Effective Time, for the current employees of the Company or any of its Subsidiaries who continue as employees of Parent or its Subsidiaries after the Effective Time (“Continuing Employees”), Parent shall, or shall cause its Subsidiaries to, (i) maintain compensation and benefits (including base salary, annual cash incentive opportunities, vacation opportunity, and health and welfare benefits, but excluding retirement benefits) which are, in the aggregate, no less favorable to those in effect for the Continuing Employees immediately prior to the Effective Time and (ii) honor all employment agreements set forth on Section 4.16 of the Company Disclosure Schedule in accordance with their terms, including with respect to amendment with such Continuing Employees. The Continuing Employees shall be given, subject to applicable Law, credit for past service with the Company and its Subsidiaries (or any predecessor entities to the extent credited by the Company and its Subsidiaries prior to the Effective Time) for purposes of determining eligibility for and vesting of employee benefits (but not for pension benefit accrual purposes) under all welfare and retirement programs maintained by Parent or its Subsidiaries in which such Continuing Employees participate following the Effective Time and for purposes of determining length of vacation, sick time, paid time off and severance under Parent’s applicable plan or policy, except if any such credit would result in a duplication of benefits. In addition, under the welfare plans of Parent and its Subsidiaries in which Continuing Employees participate, Parent shall use its commercially reasonable efforts, or shall cause its Subsidiaries to use their commercially reasonable efforts, to (i) waive, or cause to be waived, for each participating Continuing Employee and their eligible dependents, any limitations on benefits relating to pre-existing conditions, eligibility waiting periods or required physical examinations to the same extent such limitations are waived under any comparable plan of the Company or its Subsidiaries prior to the Effective Time and (ii) recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by each participating Continuing Employee and their eligible dependents in the calendar year in which the Effective Time occurs.

(b)          In the event that the employment of any Continuing Employee shall be terminated by Parent or one of its Subsidiaries without cause within twelve (12) months after the Effective Time, such Continuing Employee shall be entitled (subject to meeting applicable eligibility and vesting requirements) to receive severance benefits no less than those provided under the terms of Parent’s severance policy in effect as of the date of this Agreement.

(c)          Prior to the Effective Time, the Company shall take, and shall cause its Subsidiaries to take, all reasonable actions that may be requested by Parent in writing with respect to (i) causing one or more Company Benefit Plans to terminate as of or following the date immediately preceding the Effective Time or for benefit accruals and entitlements to cease as of or following the date immediately preceding the Effective Time, (ii) causing the continuation on and after the Effective Time of any Contract, arrangement or insurance policy relating to any Company Benefit Plan for such period as may be requested by Parent, or (iii) cooperating with Parent to facilitate the merger of any Company Benefit Plan into any Benefit Plan of Parent or its Subsidiaries as of or following the Effective Time. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 4.16(c) shall be subject to Parent’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d)          In the event of any termination of any Company Benefit Plan providing employer-provided health coverage or consolidation of any such plan with any Benefit Plan of Parent or any of its Subsidiaries providing employer-provided health coverage within twelve (12) months after the Effective Time, (i) Parent shall, or shall cause its Subsidiaries to, make available to Continuing Employees and their dependents employer-provided health coverage that, together with all other compensation and benefits provided, complies with Section 4.16(a) and (ii) former employees of the Company or any of its Subsidiaries and their qualified beneficiaries will have the right to continued coverage under group health plans of Parent to the extent required by COBRA. During the twelve (12) months after the Effective Time, unless a Continuing Employee causes coverage to terminate under a Company Benefit Plan providing employer-provided health coverage prior to the time that a Continuing Employee becomes eligible to participate in any Benefit Plan of Parent or any of its Subsidiaries providing employer-provided health coverage, neither Parent nor any of its Subsidiaries shall terminate the coverage of any of the Continuing Employees or their dependents as of the Effective Time under any Company Benefit Plan providing employer-provided health coverage prior to the time such Continuing Employees and their dependents become eligible to participate in a Benefit Plan of Parent or any of its Subsidiaries providing employer-provided health coverage.

(e)          The provisions of this Section 4.16 are solely for the benefit of the parties hereto, and no Service Provider or any other Person shall be regarded for any purpose as a third party beneficiary of this Agreement. Nothing herein, expressed or implied, shall be construed as an amendment to any Benefit Plan for any purpose or confer upon any Continuing Employee or any other Person any right to employment or continued employment with any of the parties hereto or any of their Subsidiaries or Affiliates for any period. Nothing in this Section 4.16 shall be construed to limit the right of Parent or any of its Subsidiaries (including, following the Effective Time, the Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 4.16 be construed to require Parent or any of its Subsidiaries to retain the employment of any particular Continuing Employee for any fixed period of time following the Effective Time.

Section 4.17         Certain Policies. Following receipt of all Requisite Regulatory Approvals and adoption of this Agreement at the Company Stockholder Meeting:

(a)          the Company shall, consistent with GAAP and applicable Law and on a basis mutually satisfactory to it and Parent (acting reasonably), modify and change its accounting policies and practices so as to be applied, in all material respects, on a basis that is consistent with that of Parent and BPAS;

(b)          the Company shall consult with Parent with respect to determining the amount and timing of recognizing, for financial accounting and income Tax reporting purposes, the Company’s expenses incurred in connection with the Merger and the transactions contemplated by this Agreement, and, subject to GAAP and applicable Law and on a basis mutually satisfactory to the Company and Parent, the Company shall recognize its costs and expenses in connection with the transactions contemplated hereby at such time or times as are reasonably requested by Parent.

Section 4.18         Indemnification. (a) From and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director or officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Parent shall also advance expenses as incurred by such Indemnified Party to the fullest extent permitted by applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Parent shall reasonably cooperate with the Indemnified Party in the defense of any such claim, action, suit, proceeding or investigation.

(b)          The Company shall, in consultation with Parent, obtain at or prior to the Effective Time a six (6) year fully-paid “tail” policy providing equivalent coverage to the current policies of directors’ and officers’ liability insurance maintained by the Company as of the date hereof, for an aggregate premium that shall not exceed two hundred percent (200%) of the current annual premium paid as of the date hereof for such insurance over such period.

(c)          Subject to applicable Law, the obligations of Parent and the Company under this Section 4.18 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Indemnified Party or any other Person entitled to the benefit of this Section 4.18 without the prior written consent of the affected Indemnified Party or affected Person.

(d)          Subject to applicable Law, the provisions of this Section 4.18 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives.

Section 4.19         E&O Insurance. The Company, in consultation with Parent and at a price approved by Parent, shall obtain at or prior to the Effective Time a six (6) year “tail” policy for each of the policies listed in Section 4.19 of the Company Disclosure Letter in respect of acts or omissions occurring at or prior to Closing, in amounts equal to the coverage of the Company maintained as of the date hereof.

Section 4.20         Restrictive Covenants. (a) For a period of five (5) years from the Closing Date, each Company Stockholder who is not an individual (a “Restricted Stockholder”) shall not, and shall cause its controlled Affiliates and Affiliates under common control not to, directly or indirectly, on behalf of any of them or any other Person, hire any employee or officer of the Company or any Subsidiary of the Company or recruit or otherwise solicit or induce any employee or officer of the Company or any Subsidiary of the Company, in each case as of the Effective Time, to terminate his or her employment or other relationship with Parent or any of its Subsidiaries, provided, that nothing contained herein shall (i) prevent any such Restricted Stockholder from engaging in general advertisements for the solicitation of employment not specifically directed at or targeting any of the foregoing persons or (ii) prevent any such Restricted Stockholder from hiring, recruiting, soliciting or inducing (A) any such person who is terminated by Parent or any Subsidiary thereof involuntarily (other than for cause) or (B) any such person who has voluntarily resigned (or been terminated for cause) from all roles with Parent or any Subsidiary thereof more than six (6) months prior to the date of such hiring, recruiting, soliciting or inducing.

(b)          Each Company Stockholder agrees that it shall, and shall cause its controlled Affiliates, Affiliates under common control and its Representatives to, hold in strict confidence all Confidential Information that it possesses. In the event that any such Person is required by applicable Law to disclose any Confidential Information, such Company Stockholder shall promptly notify Parent in writing so that Parent may seek a protective order and/or other motion filed to prevent the production or disclosure of Confidential Information. If such motion has been denied, then such Company Stockholder may disclose only such portion of the Confidential Information which is required by applicable Law to be disclosed; provided that (i) such Company Stockholder shall use commercially reasonable efforts to preserve the confidentiality of the remainder of the Confidential Information and (ii) such Company Stockholder shall not, and shall not permit any of its Representatives to, oppose any motion for confidentiality brought by Parent in any such instance. Each Company Stockholder will continue to be bound by its obligations pursuant to this Section 4.20(b) for any Confidential Information that is not required to be disclosed pursuant to the immediately preceding sentence above, or that has been afforded protective treatment pursuant to such motion.

(c)          If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 4.20 is invalid, unenforceable or overbroad, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid, enforceable and reasonable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 4.21         Release. (a) Except as otherwise provided in this Agreement and, effective as of the Effective Time, each Company Stockholder (collectively, the “Stockholder Releasing Parties”), fully and unconditionally releases, acquits and forever discharges the Parent Released Parties from any and all Liabilities, claims, demands, damages, Litigations, causes of action, rights, costs, losses, expenses, compensation or suits in equity, of whatsoever kind or nature, in contract or in tort, at law or in equity, that such Stockholder Releasing Party has, will or might have in each case arising out of anything done, omitted, suffered or allowed to be done by any Parent Released Party, in each case whether heretofore or hereafter accrued or unaccrued and whether foreseen or unforeseen or known or unknown, including pursuant to any agreement, understanding, representation or promise by, between or among any Parent Released Party, on the one hand, and any Stockholder Releasing Party, on the other hand, any claim for indemnification, contribution or other relief, any claim relating to the valuation or prospects of the Company, any claim relating to any investment in the Company or employment by the Company or any claim relating to any inducement to enter into this Agreement or any claim relating to any allocation of the Merger Consideration among the Company Stockholders, in each case to the extent, and only to the extent, related to matters or events occurring prior to the Effective Time (collectively, the “Stockholder Released Claims”); provided that, notwithstanding the foregoing, the Stockholder Released Claims shall not include (i) claims after the Effective Date to enforce this Agreement and the documents contemplated hereby; (ii) accrued but unpaid compensation, benefits, expense reimbursements or similar matters of such Person in his capacity as an employee or director of the Company or any of its Subsidiaries; (iii) any claims that cannot be waived as a matter of law pursuant to federal, state or local law, including whistleblower claims under the Corporate and Criminal Fraud Accountability Act of 2002 (Sarbanes-Oxley), the SEC Whistleblower Program and the Commodities Futures Trading Commission Whistleblower Program or (iv) if (and only if) a Stockholder Releasing Party is an officer or director of the Company or any of its Subsidiaries, any rights, if any, with respect to any directors’ and officers’ liability insurance policy maintained by the Company or any of its Subsidiaries, or to any indemnification, exculpation or advancement of expenses from the Company or a Subsidiary of the Company. Each Company Stockholder agrees that it shall not commence, threaten or institute any legal actions, including litigation, arbitration or any other legal proceedings of any kind whatsoever, in law or equity, or assert any claim, demand, action or cause of action against any Parent Released Party based upon any Stockholder Released Claim. Notwithstanding anything to the contrary herein, no Stockholder Releasing Party is releasing any claims that cannot be released as a matter of law.

(b)          Each Company Stockholder:

(i)          acknowledges that this release shall apply to all unknown or unanticipated results of any action of any Stockholder Releasing Party, as well as those known and anticipated;

(ii)         acknowledges and agrees that the Company Stockholder may hereafter discover claims or facts in addition to or different from those that they now know or believe to exist with respect to the subject matter of this release and which, if known or suspected at the time of executing this release, may have materially affected this Agreement, but nevertheless expressly accepts and assumes the risk of such possible differences in fact, agrees that this release shall be and remain effective, notwithstanding any such differences and hereby waives any rights, claims or causes of action that might arise as a result of such different or additional claims or facts and acknowledges that it understands the significance and potential consequence of such a release of unknown claims;

(iii)        in furtherance thereof, and without limiting the foregoing, expressly waives any and all rights and benefits conferred by the provisions of Section 1542 of the California Civil Code and by any similar provision of the applicable Laws of any other jurisdiction, including California, Delaware, Massachusetts and New York, and expressly consents that this release shall be given full force and effect according to each of its express terms, including those relating to unknown or unsuspected claims.

(iv)        represents that this release is executed voluntarily with full knowledge of its significance and legal effect, consents that the Liabilities, claims, demands, damages, Litigations, causes of action, rights, costs, losses, expenses, compensation and suits in equity, of whatsoever kind or nature, in contract or in tort, at law or in equity, released hereunder be construed as broadly as possible and acknowledges and agrees that no Company Stockholder has relied, in whole or in part, on any statements or representations made by or on behalf of any Parent Released Party in connection herewith or otherwise except as otherwise set forth in this Agreement.

Section 4.22         Resignation of Directors. At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company and all directors of each Subsidiary of the Company (unless otherwise requested by Parent), in each case, effective at the Effective Time.

Section 4.23         Integration Planning. From and after the date hereof, the Company shall and shall cause its directors, officers and employees to, and shall make all reasonable best efforts (without undue disruption to the Company’s business) to cause the Company’s data processing consultants and software providers to, cooperate and assist Parent in connection with an electronic and systems conversion of all applicable data of the Company and its Subsidiaries to the Parent systems and/or (as determined by Parent) the systems of BPAS. The Company and its Subsidiaries shall cooperate with Parent in connection with the planning for the efficient and orderly combination of the parties, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Parent may decide. After the execution of this Agreement, the Company and Parent shall each designate an individual to serve as liaison concerning the transfer of data processing information and other similar operational matters. Without limiting the foregoing, senior officers of the Company and Parent shall meet from time to time as the Company or Parent may reasonably request, to review the financial and operational affairs of the Company and its Subsidiaries, and the Company shall give due consideration to Parent’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) Parent shall not be permitted to exercise control of the Company prior to the Effective Time, and (ii) the Company shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under any Antitrust Law.

Article V

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

Section 5.1           Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by each Party pursuant to Section 9.5:

(a)          Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b)          HSR. All waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the other transactions contemplated by this Agreement shall have expired or been terminated.

(c)          Regulatory Approvals. All Requisite Regulatory Approvals (other than pursuant to the HSR Act) shall have been obtained or made and be in full force and effect and all waiting periods required by Law shall have expired.

(d)          No Orders or Restraints; Illegality. No Order issued by any Governmental Authority (whether temporary, preliminary, or permanent) preventing the consummation of the Merger shall be in effect and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restrains or makes illegal the consummation of the Merger.

(e)          Listing of Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 5.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Parent pursuant to Section 9.5:

(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of the Company (other than the representations and warranties set forth in (i) Section 3.2(c), which shall be true and correct except to a de minimis extent (relative to Section 3.2(c) taken as a whole) and (ii) Sections 3.2(a), 3.2(b)(i), 3.2(b)(ii), 3.2(b)(iii), 3.2(b)(iv)(A), 3.2(e)(C), 3.2(s), 3.2(t), 3.2(w), 3.2(x) and 3.2(aa), which shall be true and correct in all respects) shall be deemed untrue and incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of the Company, has had or would reasonably be expected to have a Material Adverse Effect on the Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 5.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the chief executive officer and any executive vice president of the Company, to such effect.

(b)          Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the chief executive officer and any executive vice president of the Company, to such effect.

(c)          Consents. The Company shall have obtained all Consents required as a result of the transactions contemplated by this Agreement pursuant to the Contracts set forth in Section 5.2(c) of the Company Disclosure Letter.

(d)          Tax Opinion. Parent shall have received a written opinion from Cadwalader, Wickersham & Taft LLP in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, substantially to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to such counsel.

(e)          Materially Burdensome Regulatory Condition. No Materially Burdensome Regulatory Condition shall have been imposed or exist in connection with any Requisite Regulatory Approval.

(f)          FIRPTA. Parent shall have received from the Company a certificate that the Company is not a U.S. real property holding company within the meaning of Section 897 of the Code and Treasury Regulations thereunder; provided, however, that if this condition is not satisfied on or prior to the Closing Date, at the option of Parent, Parent shall proceed with the Merger and withhold a portion of the Merger Consideration in respect of any Taxes as required by applicable Law.

(g)          Escrow Arrangements. The Escrow Agreement shall have been duly executed and delivered by the Stockholders’ Representative and the Escrow Agent.

(h)          Additional Closing Deliverables. Parent shall have received (i) a true, correct and complete copy of the resolutions of the board of directors of the Company and each of its Subsidiaries authorizing the execution, delivery and performance of this Agreement, the Merger and all other transactions contemplated thereby, and (ii) a long-form good standing certificate for the Company, dated as of a date that is not more than three (3) Business Days prior to the Closing Date, from the Secretary of the Commonwealth of the Commonwealth of Massachusetts.

(i)          Stockholder Support Agreement and Joinders. Parent shall have received a Stockholder Support Agreement and Joinder and a signature page to the Registration Rights Agreement, in each case, duly executed by each Company Stockholder, unless Parent and the Company otherwise mutually agree that an executed Stockholder Support Agreement and Joinder and signature page to the Registration Rights Agreement for one or more Company Stockholders shall not be required as a condition to Closing; provided, that if Parent shall have received a Stockholder Support Agreement and Joinder and signature pages to the Registration Rights Agreement, in each case, duly executed by holders of at least 90% of the outstanding shares of Company Common Stock prior to the Expiration Date, then Parent shall waive this condition.

(j)          Dissenting Shares. Proposed Dissenting Shares shall represent not more than 10% of the outstanding shares of Company Common Stock.

Section 5.3           Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Company pursuant to Section 9.5:

(a)          Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of Parent (other than the representations and warranties set forth in Sections 3.3(a), 3.3(b)(i), 3.3(b)(ii), 3.3(b)(iii)(A), 3.3(c), 3.3(l) and 3.3(m), which shall be true and correct in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of Parent has had or would reasonably be expected to have a Material Adverse Effect on Parent; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 5.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the chief executive officer and any executive vice president of Parent, to such effect.

(b)          Performance of Agreements and Covenants. Each and all of the agreements and covenants of Parent to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the chief executive officer and any executive vice president of Parent, to such effect.

(c)          Tax Opinion. The Company shall have received a written opinion from Nutter McClennen & Fish LLP in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, substantially to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to such counsel.

(d)          Escrow Arrangements. The Escrow Agreement shall have been duly executed and delivered by Parent and the Escrow Agent.

(e)          Registration Rights; Registration Statement. The Registration Rights Agreement shall have been duly executed and delivered by Parent, and Parent shall have caused to be filed with the SEC the Registration Statement naming each Company Stockholder as a selling stockholder, subject to Section 4.6(b).

Article VI

TERMINATION

Section 6.1           Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the Company Stockholder Approval, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)          By mutual written consent of the Company and Parent;

(b)          By either Parent or the Company (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all the other breaches by such Party (or failures of representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 5.2, in the case of a termination by Parent, or Section 5.3, in the case of a termination by the Company, and which is not cured within thirty (30) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Expiration Date);

(c)          By either Parent or the Company in the event that the Company Stockholder Approval has not been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting; provided that the Company may not terminate this Agreement under this Section 6.1(c) if it has not complied in all material respects with its obligations under Section 4.5 (including by complying with any adjournment or postponement obligations under Section 4.5);

(d)          By either Parent or the Company in the event that a court of competent jurisdiction or other Governmental Authority shall have issued any Order restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and nonappealable;

(e)          By either Parent or the Company in the event that the Merger has not been consummated by 5:00 p.m., New York City time, on the six (6) month anniversary of the date of this Agreement (the “Expiration Date”), provided that the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 6.1(e);

(f)          By Parent in the event that Parent or any of its Affiliates receives written notice from or is otherwise advised by a Governmental Authority that it will not grant (or intends to rescind or revoke if previously approved) any Requisite Regulatory Approval or receives written notice from or is otherwise advised by a Governmental Authority that it will not grant such Requisite Regulatory Approval without imposing a Materially Burdensome Regulatory Condition;

(g)          By Parent in the event that (i) the Company’s Board of Directors or any committee thereof effects an Adverse Recommendation Change (it being understood that any written notice by the Company to Parent of the Company’s intention to make an Adverse Recommendation Change pursuant to Section 4.5 in advance of making an Adverse Recommendation Change shall not result in Parent having any termination rights pursuant to this Section 6.1(g)), (ii) the Company has failed to comply in all material respects with its obligations under Section 4.5 or 4.14 (it being understood and agreed that any failure to comply with the first sentence of Section 4.14(a) shall be deemed a failure by the Company to comply in all material respects only if such non-compliance resulted in an Acquisition Proposal), (iii) a tender offer or exchange offer for fifteen percent (15%) or more of the outstanding shares of Company Common Stock is commenced and the Company shall not have sent to its stockholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement that the Board of Directors of the Company recommends rejection of such tender or exchange offer, or (iv) an Acquisition Proposal (other than a tender or exchange offer covered by clause (iii) of this Section 6.1(g)) with respect to the Company is publicly announced and, upon Parent’s request, the Company fails to issue a press release announcing its opposition to such Acquisition Proposal and reaffirming the Company’s Directors’ Recommendation within five (5) Business Days after such request; or

(h)          By the Company, if the Company’s Board of Directors so determines by a majority vote of the members of the entire Board of Directors, at any time during the five (5) Business Day period commencing on the Determination Date, if and only if both of the following conditions are satisfied:

(i)          (A) The Parent Market Value is less than (B) the Initial Parent Market Value multiplied by 0.85; and

(ii)         (A) The number obtained by dividing the Parent Market Value by the Initial Parent Market Value (the “Parent Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.15 from such quotient (such number, the “Index Ratio”);

subject, however, to the following four (4) sentences. If the Company elects to exercise its termination right pursuant to this Section 6.1(h), it shall give prompt written notice thereof to Parent, but in any event not later than the end of the five (5) Business Day period referred to above. During the five (5) Business Day period commencing with its receipt of such notice, Parent shall have the option of increasing the Stock Election Consideration to equal the lesser of (A) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Stock Election Consideration (as then in effect) and the Index Ratio, and the denominator of which is equal to the Parent Ratio, or (B) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Stock Election Consideration (as then in effect), the Initial Parent Market Value and 0.85, and the denominator of which is the Parent Market Value. If the Stock Election Consideration is so increased, the Mixed Stock Consideration shall be automatically increased to equal the amount obtained by multiplying the increased Stock Election Consideration determined pursuant to the immediately preceding sentence by 0.50. If within such five (5) Business Day period, Parent delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the two preceding sentences, then no termination shall have occurred pursuant to this Section 6.1(h), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Election Consideration and the Mixed Stock Consideration shall have been so modified).

For purposes of this Section 6.1(h), the following terms shall have the meanings indicated below:

“Parent Market Value” means the volume-weighted average trading price of the Parent Common Stock on the NYSE for the twenty (20) day trading period ending on and including the third (3rd) trading day immediately preceding the Determination Date.

“Determination Date” means the later of (i) the date on which the last Requisite Regulatory Approval is obtained without regard to any requisite waiting period or (ii) the date on which Company Stockholder Approval is obtained.

“Final Index Price” means the average closing price of the Index for the same trading days used in calculating the Parent Market Value.

“Index” means the SNL Bank Index of U.S banking institutions with between $5 billion and $10 billion in assets or, if such Index is not available, such substitute or similar Index as substantially replicates that SNL Bank Index.

“Initial Parent Market Value” means $52.89.

“Initial Index Price” means $1,319.50.

If Parent or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for purposes of applying this Section 6.1(h).

The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 6.1 shall give written notice of such termination to the other Party in accordance with Section 9.7, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 6.2           Termination Fee. (a) In the event that Parent terminates this Agreement pursuant to Section 6.1(g), the Company shall pay to Parent, by wire transfer of immediately available funds, an amount equal to $5,600,000 (the “Termination Fee”) within two (2) Business Days after the date this Agreement is terminated.

(b)          In the event that (i)(A) either Party terminates this Agreement pursuant to Section 6.1(c) or 6.1(e) or (B) Parent terminates this Agreement pursuant to Section 6.1(b), (ii) prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to the Board of Directors or management of the Company or any of its Subsidiaries or shall have been made directly to its stockholders or publicly announced, and (iii) within twelve (12) months following such termination an Acquisition Proposal is consummated or a definitive agreement is entered into by the Company with respect to an Acquisition Proposal, the Company shall pay Parent, by wire transfer of immediately available funds, the Termination Fee, on the date of the earliest to occur of the events described in clause (iii) above; provided that for purposes of this Section 6.2(b), all references in the definition of “Acquisition Proposal” to fifteen percent (15%) shall be to fifty percent (50%).

(c)          The Company hereby acknowledges that the agreements contained in this Section 6.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. In the event that the Company fails to pay if and when due any amount payable under this Section 6.2, then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in the “Money Rates” column in The Wall Street Journal or, if not published therein, in another national financial publication selected by Parent) in effect on the date such overdue amount was originally required to be paid.

(d)          The payment of the Termination Fee shall fully discharge the Company from and be the sole and exclusive remedy of Parent and Merger Sub with respect to any and all losses that may be suffered by Parent or Merger Sub based upon, resulting from or arising out of the circumstances giving rise to such termination of this Agreement. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

Section 6.3           Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of Parent, Merger Sub, the Stockholder’ Representative, the Company, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the transactions contemplated hereby, except that (i) the provisions of Section 4.12(b), Article VI, the exculpation and indemnification provisions set forth in Section 7.8 and Article IX shall survive any such termination and abandonment, and (ii) except as set forth in Section 6.2(d), a termination of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement.

Article VII

Indemnification

Section 7.1           Survival and Expiration. (a) Each of the representations and warranties of Parent contained in this Agreement and of the Company contained in this Agreement shall survive until the later of (i) the date that is twelve (12) months following the Closing Date and (ii) the date on which Parent files its Annual Report on Form 10-K for the fiscal year ended December 31, 2017; provided that the representations and warranties set forth in Sections 3.2(a) (Organization Standing and Power), 3.2(b)(i), 3.2(b)(ii), 3.2(b)(iii), 3.2(b)(iv)(A) (Authority; No Breach of Agreement), 3.2(c) (Capital Stock), 3.2(s) (State Takeover Laws), 3.2(w) (Brokers and Finders), 3.3(a) (Organization Standing and Power), 3.3(b)(i), 3.3(b)(ii), 3.3(b)(iii)(A) (Authority; No Breach of Agreement), 3.3(c) (Capital Stock), 3.3(l) (Brokers and Finders) and 3.3(m) (Merger Consideration) (collectively, the “Specified Representations”) shall survive for a period of three (3) years following the Closing; and, provided, further, that the representations and warranties for Taxes shall survive as provided in Section 8.4(b). The covenants and agreements of Parent and the Company which by their terms do not contemplate performance after the Closing shall survive until the later of (i) the date that is twelve (12) months following the Closing Date and (ii) the date on which Parent files its Annual Report on Form 10-K for the fiscal year ended December 31, 2017. All covenants and agreements of Parent and the Company contained in this Agreement which by their terms contemplate performance after the Closing shall survive until sixty (60) days after the expiration of all applicable statutes of limitations (taking into account all extensions thereof). All claims for indemnifiable Losses arising from any Willful Misconduct of a Party (including any employee of such Party), any Affiliate of such Party or any Company Stockholder shall survive until sixty (60) days after the expiration of all applicable statutes of limitations (taking into account all extensions thereof). It is the express intent of the Parties that, if an applicable survival period as contemplated by this Section 7.1 is shorter or longer than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be reduced or lengthened, as applicable, to the shortened or lengthened survival period contemplated hereby. The Parties further acknowledge that the time periods set forth in this Section 7.1 for the assertion of claims under this Agreement are the result of arm’s-length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

(b)          Unless a Claims Notice is given in accordance with the terms of Section 7.5(b) within the applicable survival period provided in Section 7.1(a) (as applicable, the “Cut-Off Date”), all indemnification obligations under this Agreement with respect to any such representation, warranty or covenant shall terminate and expire on, and no action or proceeding seeking damages or other relief for breach of any such representation, warranty or covenant or for any misrepresentation, inaccuracy or breach with respect to such representation, warranty or covenant shall be commenced after, the Cut-Off Date. If a Claims Notice is given in accordance with the terms of Section 7.5(b) prior to the Cut-Off Date, the claims set forth in the Claims Notice shall survive until such time as each such claim is finally resolved.

(c)          The provisions of this Article VII shall apply and become effective only from and after the Closing.

Section 7.2           Indemnification by Company Stockholders. Subject to the limitations and other provisions set forth in this Article VII, and as a condition to and in consideration for Parent’s payment of the Merger Consideration (as acknowledged by the Company Stockholders in their respective Stockholder Support Agreements and Joinders), from and after the Closing Date, the Company Stockholders agree, severally and not jointly, in each case based on such Company Stockholders’ Pro Rata Portion, to indemnify and hold harmless Parent and each of its Affiliates (including, from the Closing, the Surviving Entity and its Subsidiaries), and their respective directors, officers, Affiliates, equityholders, employees, and their heirs, executors, successors and assigns (each, a “Parent Indemnitee”), from and against any and all Losses suffered or incurred by any of the Parent Indemnitees arising out of or resulting from:

(a)          the breach by the Company of any representation or warranty of the Company contained in this Agreement or any certificate delivered pursuant hereto; and

(b)          the breach by the Company, any Affiliate of the Company or any Company Stockholder of any covenant or agreement contained in this Agreement.

Section 7.3           Indemnification by Parent. Subject to the limitations and other provisions set forth in this Article VII, Parent agrees to indemnify and hold harmless the Company Stockholders and their Affiliates, and their respective directors, officers, Affiliates, equityholders, employees, and their heirs, executors, successors and assigns (each, a “Company Indemnitee”, and together with the Parent Indemnitees, the “Indemnitees” and each an “Indemnitee”), from and against any Losses suffered or incurred by any of the Company Indemnitees arising out of or resulting from:

(a)          the breach by Parent of any representation or warranty of Parent contained in this Agreement or any certificate delivered pursuant hereto; and

(b)          the breach by Parent or any Affiliate of Parent (including Merger Sub) of any covenant or agreement of Parent or Merger Sub contained in this Agreement.

Section 7.4           Limitations on Indemnification. (a) The cumulative indemnification obligations of the Company Stockholders under Section 7.2(a) shall be equal to the Escrow Amount and satisfied solely from the Escrow Fund (the “Stockholder Cap”). The cumulative indemnification obligations of Parent under Section 7.3(a) shall not in the aggregate exceed an amount equal to $14,000,000 (the “Parent Cap”). As used herein, the term “Cap” shall mean the Stockholder Cap when referring to the indemnification obligations of the Company Stockholders under Section 7.2(a) or the Parent Cap when referring to the indemnification obligations of Parent under Section 7.3(a). Notwithstanding the foregoing (including the first sentence of this Section 7.4), the indemnification obligations of the Company Stockholders with respect to (i) Excluded Taxes (as set forth in Section 8.4), (ii) any and all breaches of the Specified Representations, (iii) any Willful Misconduct of a Party (including any employee of such Party), any Affiliate of such Party or any Company Stockholder (including in respect of breaches of representations and warranties) and (iv) any and all breaches of covenants or agreements by a Party, any Affiliate of such Party or any Company Stockholder shall not be subject to the Cap, but (other than Excluded Taxes (as set forth in Section 8.4(b)) shall be subject to the limitations set forth in Section 7.6.

(b)          No indemnification claims for Losses shall be asserted by the Parent Indemnitees or the Company Indemnitees under Section 7.2(a) or Section 7.3(a), respectively, for breaches of representations and warranties unless the aggregate amount of Losses that would otherwise be payable under Section 7.2(a) or 7.3(a), respectively, exceed an amount equal to $840,000 (the “Deductible”), whereupon the Parent Indemnitees or the Company Indemnitees, as the case may be, shall be entitled to receive amounts for Losses in excess of the Deductible, and subject to Section 7.4(a), up to the Cap; provided, that the indemnification obligations with respect to Excluded Taxes, any and all breaches of the Specified Representations, any and all breaches of covenants or agreements and any Willful Misconduct (including in respect of breaches of representations and warranties), shall not be subject to the Deductible, but instead shall be recoverable from “dollar one”.

(c)          For purposes of this Article VII, in determining the amount of any Losses in respect of the inaccuracy or breach of any representation or warranty, any qualification or limitation as to materiality (whether by reference to material, Material Adverse Effect or otherwise) contained in such representation or warranty shall be disregarded, other than such qualification contained in Section 3.2(d)(ii) (Reports; Financial Statements), Section 3.2(e)(C) (Absence of Certain Changes or Events) or Section 3.3(h)(B) (Absence of Certain Changes or Events), which shall not be so disregarded, and any dollar thresholds or references to “Material Contract,” which shall not be so disregarded.

(d)          No Indemnitee shall be entitled to be indemnified hereunder for lost profits or any consequential, punitive or exemplary damages (except any such damages paid or payable to a third party, or, with respect to lost profits or consequential damages, to the extent such damages would have been reasonably foreseeable, as of the date of this Agreement, to any of the individuals listed in Section 9.1 of the Company Disclosure Letter).

(e)          The amount of (i) any net Tax benefit, (determined on a with and without basis and net of any Tax cost) actually realized by the Indemnitee or its Affiliates attributable to such Losses or (ii) insurance proceeds or other recoveries actually received by any Indemnitee or its Affiliates in respect of such Losses, less the related reasonable out-of-pocket fees and expenses incurred by such Indemnitee in recovering such amount, shall reduce the Losses that such Indemnitee may recover under this Article VII. If any Indemnitee receives any net amounts under the first sentence of this Section 7.4(e) subsequent to an indemnification payment by an indemnifying party (the “Indemnitor”) in respect of such Losses, then such Indemnitee shall promptly reimburse the Indemnitor for any payment made or expense incurred by such Indemnitor in connection with providing such indemnification payment up to the net amounts so received by such Indemnitee. In computing the amount of any Tax benefit pursuant to the first sentence of this Section 7.4(e), the Indemnitee or its Affiliates shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence or payment of such Losses.

(f)          No Indemnitee may recover duplicative Losses in respect of a single set of facts or circumstances under more than one representation or warranty in this Agreement regardless of whether such facts or circumstances would give rise to a breach of more than one representation or warranty in this Agreement.

(g)          Notwithstanding anything to the contrary contained herein, except as limited by Section 7.6(d), (i) none of the limitations on the indemnification obligations of the Parties (including the Cap or any Deductible) shall apply to claims based on Willful Misconduct and (ii) the representations, warranties and covenants of any Indemnitor, and an Indemnitee’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnitee (including by any of its Representatives) or by reason of the fact that the Indemnitee or any of its Representatives knew or should have known, whether before or after the date hereof, that any such representation or warranty is, was or might be inaccurate; provided, however, that this clause (ii) shall not apply with respect to any fact or circumstance about which, in the case of the Parent Indemnitees, any individual identified in Section 9.1 of the Parent Disclosure Letter, or in the case of the Company Indemnitees, any individual identified in Section 9.1 of the Company Disclosure Letter, had actual knowledge before the date hereof.

Section 7.5           Indemnification Claim Process. (a) All claims for indemnification by either a Company Indemnitee or a Parent Indemnitee under this Article VII shall be asserted and resolved in accordance with Sections 7.5 and 7.6.

(b)          If a Parent Indemnitee intends to seek indemnification pursuant to this Article VII, including with respect to any direct or Third Party Claim, the Parent Indemnitee shall promptly notify the Stockholders’ Representative and, if any portion of the Escrow Amount remains in the Escrow Fund, the Escrow Agent, in writing of such claim, describing such claim in reasonable detail and the amount or estimated amount of any Losses expected to arise out of such claim (the “Claims Notice”); provided that, subject to the consequences of not delivering a Claims Notice prior to the Cut-off Date as set forth in Section 7.1(b), the failure of a Parent Indemnitee to promptly notify the Stockholders’ Representative shall not relieve the Company Stockholders from liability for such claims except and only to the extent that the Company Stockholders were actually prejudiced by such delay.

(c)          If a Company Indemnitee intends to seek indemnification pursuant to this Article VII, including with respect to any direct or Third Party Claim, the Stockholders’ Representative shall promptly deliver a Claims Notice to Parent; provided that, subject to the consequences of not delivering a Claims Notice prior to the Cut-off Date as set forth in Section 7.1(b), the failure of the Stockholders’ Representative to promptly notify Parent shall not relieve Parent from liability for such claims except and only to the extent that Parent was actually prejudiced by such delay.

(d)          Excluding Tax Claims, which are governed by Section 8.5, if any claim, action, suit or proceeding is made or commenced against an Indemnitee by a third party (a “Third Party Claim”), the Indemnitor will be entitled to participate in the defense thereof and except as provided herein, if it so chooses, to assume the defense thereof in accordance with the terms set forth herein with counsel selected by the Indemnitor that is reasonably acceptable to the Indemnitee. The Indemnitor shall have thirty (30) calendar days from the date on which the Indemnitor received the Claims Notice to notify the Indemnitee in writing that the Indemnitor desires to assume the defense of the Third Party Claim and any litigation resulting therefrom. If the Indemnitor assumes such defense, (i) the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor and (ii) the Indemnitor shall keep the Indemnitee advised of the status of such Third Party Claim and the defense thereof on a reasonably current basis and shall consider in good faith the recommendations made by the Indemnitee with respect thereto. Notwithstanding the foregoing, the Indemnitor shall not be entitled to assume control of a Third Party Claim and the Indemnitee shall have the right to control such Third Party Claim at the Indemnitor’s expense (and the Indemnitor may participate in, but not control the defense of, such Third Party Claim through counsel of its choosing at the Indemnitor’s expense): (i) to the extent that such Third Party Claim seeks an injunction or other equitable relief against the Indemnitee; (ii) if the Indemnitee has been advised by counsel that (A) there are one or more legal or equitable defenses available to it with a reasonable prospect of success which are not available to the Indemnitor or (B) there exists a reasonable likelihood of a conflict of interest between the Indemnitee and the Indemnitor; (iii) if the Third Party Claim relates to or arises in connection with any criminal proceeding, indictment, allegation or investigation of the Indemnitee; (iv) if the Third Party Claim relates to regulation of the Company or its business by a Governmental Authority or has been brought by the Federal Reserve Board, the OCC, the FDIC or the Bureau of Financial Institutions of the State of Maine or (v) if the Indemnitor elected to control the defense of such Third Party Claim and then failed to conduct such defense in an active and diligent manner or withdrew from the Third Party Claim. The Indemnitor shall only be liable for the fees and expenses of one counsel and, if necessary, one local counsel, employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof.

(e)          If the Indemnitor has elected to assume the defense of a Third Party Claim in accordance with Section 7.5(d), the Indemnitor may not consent to entry of a judgment, pay, settle or compromise a Third Party Claim without the written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Indemnitee, unless such settlement: (A) includes an unconditional release of the Indemnitee from all liability in respect of such Third Party Claim without any payment required to be made by the Indemnitee; (B) does not subject the Indemnitee to any criminal liability or injunctive relief or other equitable remedy; and (C) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any Indemnitee.

(f)          If the Indemnitee assumes the defense of a Third Party Claim, the Indemnitee may not consent to entry of a judgment, pay, settle or compromise a Third Party Claim without the written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Indemnitor.

(g)          Subject to the provisions of Section 7.5(d) and Section 7.5(f), if the Indemnitor does not assume the defense of such Third Party Claim within forty-five (45) calendar days of receipt of the Claims Notice, the Indemnitee will be entitled to assume such defense, at the Indemnitor’s sole cost and expense upon delivery of written notice to such effect to the Indemnitor at any time after such forty-five (45) calendar day period.

(h)          The Indemnitee and the Indemnitor shall, and shall each cause its controlled Affiliates to, provide reasonable cooperation to the other party in all aspects of any investigation, defense, pretrial activities, trial, compromise, settlement or discharge of any claim in respect of which an Indemnitee is seeking indemnification pursuant to this Article VII, including, but not limited to, by providing the other party with reasonable access to books, records, employees and officers (including as witnesses) of such party and its Affiliates including, without limitation, with respect to information that may have been subject to an attorney/client or attorney work product privilege prior to the Effective Time.

Section 7.6           Indemnification Recovery. (a) The indemnification obligations of the Company Stockholders under Section 7.2(a) shall be recoverable from the Escrow Fund (subject to any applicable Deductible). If, and only to the extent that the Escrow Fund has been exhausted due to the satisfaction of any indemnifiable Losses under Section 8.4 and this Article VII and/or the release of the Escrow Fund to the Exchange Agent (for further distribution to the Company Stockholders) in accordance with the terms of this Agreement and the Escrow Agreement, then as a condition to and in consideration for Parent’s payment of the Merger Consideration (as acknowledged by the Consenting Company Stockholders in their respective Stockholder Support Agreements and Joinders) and notwithstanding anything to the contrary set forth in this Agreement, the Consenting Company Stockholders, severally and not jointly, based on each such Consenting Company Stockholder’s Indemnification Pro Rata Portion (with each Consenting Company Stockholder being responsible for its Indemnification Pro Rata Portion of such Loss), shall indemnify and hold harmless each Parent Indemnitee and Parent (on behalf of itself and/or any other Parent Indemnitee) shall be permitted to seek recourse against each Consenting Company Stockholder, severally and not jointly, based on each such Consenting Company Stockholder’s Indemnification Pro Rata Portion (with each Consenting Company Stockholder being responsible for its Indemnification Pro Rata Portion of such Loss), for any Losses actually suffered or incurred by such Parent Indemnitee solely to the extent arising out of or resulting from any inaccuracy in or breach of any Specified Representation; provided, however, that, subject to Section 7.6(d), the maximum aggregate liability of the Consenting Company Stockholders in respect of any indemnification obligations under this Agreement (except obligations governed by Section 8.4) shall be the proceeds actually received by the Consenting Company Stockholders, and the maximum aggregate liability of any individual Consenting Company Stockholder shall be the proceeds actually received by such Consenting Company Stockholder.

(b)          In the event of a breach by a Company Stockholder of any covenant to be performed by such Company Stockholder following the Closing, a Parent Indemnitee may, at its election (except as otherwise set forth in Section 8.4 with respect to Tax matters), recover any Losses arising out of or resulting from such breach pursuant to Section 7.2(b) from either or both of (i) the Escrow Fund or (ii) as a condition to and in consideration for Parent’s payment of the Merger Consideration (as acknowledged by such Company Stockholder in its Stockholder Support Agreement and Joinder) and notwithstanding anything to the contrary set forth in this Agreement, the Company Stockholder that breached such covenant; provided, that the maximum aggregate liability of such Company Stockholder in respect of any indemnification obligations under this Agreement (except obligations governed by Section 8.4) shall, subject to Section 7.6(d), be the proceeds actually received by such Company Stockholder.

(c)          In the event of a breach by the Company or any controlled Affiliate of the Company of any covenant to be performed prior to the Closing, a Parent Indemnitee may, at its election, recover any Losses arising out of or resulting from such breach pursuant to Section 7.2(b) from (i) first, the Escrow Fund and (ii) second, as a condition to and in consideration for Parent’s payment of the Merger Consideration (as acknowledged by the Consenting Company Stockholders in their respective Stockholder Support Agreements and Joinders) and notwithstanding anything to the contrary set forth in this Agreement, the Consenting Company Stockholders directly, severally and not jointly, based on each such Consenting Company Stockholder’s Indemnification Pro Rata Portion (with each Consenting Company Stockholder being responsible for its Indemnification Pro Rata Portion of such Loss); provided, that, subject to Section 7.6(d), the maximum aggregate liability of the Consenting Company Stockholders in respect of any indemnification obligations under this Agreement (except obligations governed by Section 8.4) shall be the proceeds actually received by the Consenting Company Stockholders, and the maximum aggregate liability of any individual Consenting Company Stockholder shall be the proceeds actually received by such Consenting Company Stockholder.

(d)          As a condition to and in consideration for Parent’s payment of the Merger Consideration (as acknowledged by the Consenting Company Stockholders in their respective Stockholder Support Agreements and Joinders) and notwithstanding anything to the contrary set forth in this Agreement, the Consenting Company Stockholders, severally and not jointly, based on each such Consenting Company Stockholder’s Indemnification Pro Rata Portion (with each Consenting Company Stockholder being responsible for its Indemnification Pro Rata Portion of such Loss) (subject to the following sentence), shall indemnify and hold harmless each Parent Indemnitee for any Losses actually suffered or incurred by such Parent Indemnitee arising out of or resulting from any Willful Misconduct of the Company (including any employee of the Company), any Affiliate of the Company or any Company Stockholder that occurs prior to the Closing. A Parent Indemnitee may recover any Losses arising out of or resulting from such Willful Misconduct from either or both of (i) the Escrow Fund and (ii) as a condition to and in consideration for Parent’s payment of the Merger Consideration (as acknowledged by the Consenting Company Stockholders in their respective Stockholder Support Agreements and Joinders) and notwithstanding anything to the contrary set forth in this Agreement, the Consenting Company Stockholders directly, severally and not jointly, based on each such Consenting Company Stockholder’s Indemnification Pro Rata Portion (with each Consenting Company Stockholder being responsible for its Indemnification Pro Rata Portion of such Loss); provided, that any Parent Indemnitee suffering or incurring Losses as a result of the Willful Misconduct of a Company Stockholder or an employee or Affiliate thereof (such Company Stockholder, an “At-Fault Company Stockholder”) shall, before seeking indemnification directly from the other Consenting Company Stockholders, seek indemnification for such Losses first from the At-Fault Company Stockholder (without limitation to its Indemnification Pro Rata Portion of such Losses), and, if and to the extent that such Parent Indemnitee is unable, after exercising commercially reasonable efforts, to recover the full amount of such Losses from the At-Fault Company Stockholder, from the other Consenting Company Stockholders, severally and not jointly, based on each such Consenting Company Stockholder’s Indemnification Pro Rata Portion of any such unrecovered Losses; provided, further, that the maximum aggregate liability of the Consenting Company Stockholders in respect of any indemnification obligations under this Agreement (except obligations governed by Section 8.4) shall be the proceeds actually received by the Consenting Company Stockholders and the maximum aggregate liability of any individual Consenting Company Stockholder shall be the proceeds actually received by such Consenting Company Stockholder, except that the maximum aggregate liability of any At-Fault Company Stockholder (and, accordingly, the maximum aggregate liability of the Consenting Company Stockholders as a whole) shall be increased by the Losses for which the At-Fault Company Stockholder provides indemnification under this Section 7.6(d).

(e)          For a period of forty-five (45) calendar days after receipt of a Claims Notice in compliance with Section 7.5(a), the Escrow Agent shall make no payment unless the Escrow Agent shall have received written authorization from the Stockholders’ Representative to make such payment. After the expiration of such forty-five (45)-calendar day period, the Escrow Agent shall distribute to Parent or a designee of Parent, out of the Escrow Fund, an amount equal to all or a portion of the Losses set forth in such Claims Notice to the extent the Stockholders’ Representative has not objected in a written statement to the applicable portion of any claim or claims made in the Claims Notice, which written statement shall include in reasonable detail the basis for such objection, and such written statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such forty-five (45)-calendar day period. Any such payments out of the Escrow Fund shall be in the form of cash and shares of Parent Common Stock in a ratio of cash to shares of Parent Common Stock equal to fifty percent (50%) cash and fifty percent (50%) shares (with the shares of Parent Common Stock being valued at the volume weighted average price of Parent Common Stock, as recorded on the NYSE, during the twenty (20) trading day period ending on the trading day immediately preceding the date on which such distribution is made by the Escrow Agent); provided, however, that if there shall remain in the Escrow Fund an insufficient amount of either cash or shares of Parent Common Stock necessary for the Escrow Agent to make the distribution in the ratio set forth above, the ratio of cash and shares of Parent Common Stock to be distributed by the Escrow Agent shall be equitably adjusted as necessary to pay the full amount of the relevant Losses (subject to the exhaustion of the entire Escrow Fund). If the Stockholders’ Representative objects in writing to any portion of the claim or claims by a Parent Indemnitee made in any Claims Notice within the forty-five (45)-calendar day period described above, Parent and the Stockholders’ Representative shall negotiate in good faith for forty-five (45)-calendar days after Parent’s receipt of such written objection to resolve such objection. If the Parent Indemnitee and the Stockholders’ Representative shall so agree, a written notice setting forth such agreement shall be prepared and signed by both Parties and delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such notice and the Escrow Agent shall distribute cash and shares of Parent Common Stock from the Escrow Fund in accordance with the terms of such notice. If no such agreement can be reached during the forty-five (45)-calendar day period for good faith negotiation, but in any event upon the expiration of such forty-five (45)-calendar day period, either Parent, any Parent Indemnitee or the Stockholders’ Representative may bring suit in accordance with the provisions of Section 9.8 in respect of such claim. The final non-appealable decision of a court of competent jurisdiction (a “Final Order”) as to the validity and amount of any claim in such Claims Notice shall be binding and conclusive upon the Parties and the Escrow Agent shall be entitled to act in accordance with the Final Order and the Escrow Agent shall distribute cash and shares of Parent Common Stock from the Escrow Fund in accordance therewith. Judgment upon any award rendered by the court may be entered in any other court having jurisdiction over the applicable party.

Section 7.7           Distribution of Escrow Fund. Upon the Escrow Termination Date, any amount remaining in the Escrow Fund shall promptly be delivered to the Exchange Agent for distribution to the Company Stockholders, subject to applicable withholding Taxes; provided, however, that the Escrow Fund shall not terminate with respect to any amount subject to any unresolved claims for indemnifiable Losses for which any claims for indemnification properly were made prior to the Cut-Off Date on or prior to the Escrow Termination Date and in accordance with the provisions of this Article VII, and no such amounts shall be distributed to the Exchange Agent, Parent or the Surviving Entity until the final resolution of such claims has been determined. As soon as any such claim has been resolved, the Escrow Agent shall deliver the remaining portion(s) of the Escrow Fund not reasonably necessary to satisfy any remaining unresolved claims to the Exchange Agent, subject to applicable withholding Taxes, for distribution to the Company Stockholders. Each Company Stockholder shall be entitled to its Pro Rata Portion of any amount distributed from the Escrow Fund pursuant to this Section 7.7 and the Escrow Agreement, with each cash amount rounded to the nearest whole cent ($0.01) and each amount of Parent Common Stock rounded to the nearest share of Parent Common Stock. Any amounts to remain in the Escrow Fund to satisfy unresolved claims shall be in the form of cash and shares of Parent Common Stock in a ratio of cash to shares of Parent Common Stock equal to fifty percent (50%) cash and fifty percent (50%) shares (with the shares of Parent Common Stock being valued at the volume weighted average price of Parent Common Stock, as recorded on the NYSE, during the twenty (20) trading day period ending on the trading day immediately preceding the date on which the relevant distribution is made by the Escrow Agent); provided, however, that if there shall remain in the Escrow Fund an insufficient amount of either cash or shares of Parent Common Stock necessary for the Escrow Agent to retain the amounts necessary to satisfy any unresolved claims, the ratio of cash and shares of Parent Common Stock to remain in the Escrow Fund shall be equitably adjusted as necessary to pay the full amount of the relevant Losses (subject to the exhaustion of the entire Escrow Fund).

Section 7.8           Stockholders’ Representative. (a)          By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Company Stockholder shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the representative, agent and attorney-in-fact of each Company Stockholder for all purposes in connection with this Agreement and the agreements ancillary hereto, in each case following the Closing, including to give and receive notices and communications, to authorize payment to any Parent Indemnitee from the Escrow Fund in satisfaction of claims by any Parent Indemnitee, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrations with respect to, any other claim by any Parent Indemnitee against any Company Stockholder or by any such Company Stockholder against any Parent Indemnitee or any dispute between any Parent Indemnitee and any such Company Stockholder, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or (ii) permitted by the terms of this Agreement or the agreements ancillary hereto. If the Stockholders’ Representative shall resign or be removed by the Company Stockholders, the Company Stockholders shall (by consent of those Persons holding at least a majority of the outstanding shares of Company Common Stock immediately prior to the Effective Time), within ten (10) days after such resignation or removal, appoint a successor to the Stockholders’ Representative. Any such successor shall succeed the former Stockholders’ Representative as the Stockholders’ Representative hereunder.

(b)          The Stockholders’ Representative will incur no liability of any kind with respect to any action or omission by the Stockholders’ Representative in connection with its services pursuant to this Agreement and the agreements ancillary hereto, except in the event of liability directly resulting from the Stockholders’ Representative’s gross negligence or willful misconduct. The Company Stockholders will indemnify, defend and hold harmless the Stockholders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholders’ Representative’s execution and performance of this Agreement and the agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Company Stockholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Representative by the Company Stockholders, any such Representative Losses may be recovered by the Stockholders’ Representative from (i) the Aggregate Stockholders’ Representative Expense Amount and (ii) the amount of cash in the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Company Stockholders; provided, that while this section allows the Stockholders’ Representative to be paid from the Aggregate Stockholders’ Representative Expense Amount and the cash portion of the Escrow Fund, this does not relieve the Company Stockholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Company Stockholders or otherwise. Any restrictions or limitations on liability or indemnity of the Company Stockholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Representative in this paragraph. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholders’ Representative or the termination of this Agreement.

Section 7.9           Mitigation. Nothing herein shall relieve any Indemnified Party of its common law duty to mitigate Losses.

Section 7.10         Exclusive Remedy. In the event that the Closing shall occur, except (i) as otherwise specifically set forth in Section 8.4 with respect to Taxes or (ii) for a Party’s right to specific performance as set forth in Section 9.14, the Parties agree that the sole and exclusive recourse for any and all claims or causes of action arising pursuant to this Agreement, including, for the avoidance of doubt, claims arising out of or resulting from any Willful Misconduct, shall be the express indemnification provisions set forth in this Article VII.

Section 7.11         Approval by Company Stockholders. By virtue of the approval of this Agreement, and where applicable, the execution and delivery of a Stockholder Support Agreement and Joinder by a Company Stockholder, such Company Stockholder shall be deemed to have agreed to the terms and conditions of this Agreement, including Article II, Section 4.5, Section 4.8, Section 4.20 (to the extent applicable), Section 4.21, this Article VII, Article VIII and Article IX as such terms apply to such Company Stockholder as if such Company Stockholder were a direct party to this Agreement.

Article VIII

Tax Matters

Section 8.1           Transfer Taxes. The Company Stockholders, based on their respective Pro Rata Portions, and the Parent will each pay fifty percent (50%) of any Transfer Taxes. The Company Stockholders and Parent shall cooperate to timely prepare any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the imposition of any Transfer Taxes. Unless otherwise required by applicable Law, Parent will file all Tax Returns or other filings with respect to Transfer Taxes, and the Company Stockholders shall pay to Parent (based on their respective Pro Rata Portions), not later than five (5) Business Days before the due date for payment of such Transfer Taxes, fifty percent (50%) of the amount of Transfer Taxes shown on such Tax Return or other filing, and Parent will furnish to the Stockholders’ Representative a copy of such Tax Return or other filing and a copy of a receipt showing payment of any such Transfer Tax. With respect to any such Tax Returns or other filings required to be filed by the Company Stockholders, Parent shall pay to the Exchange Agent (for further distribution Company Stockholders), not later than five (5) Business Days before the due date for payment of such Transfer Taxes, fifty percent (50%) of the amount of Transfer Taxes shown on such Tax Return or other filing, and the applicable Company Stockholders will furnish to Parent a copy of such Tax Return or other filing and a copy of a receipt showing payment of any such Transfer Tax.

Section 8.2           Tax Returns. (a) Parent shall prepare all Tax Returns required to be filed by the Company and each of its Subsidiaries (other than any Tax Returns relating to Transfer Taxes governed by Section 8.1) due after the Closing Date (taking into account any applicable extensions) for any taxable period ending on or before the Closing Date (the “Pre-Closing Tax Returns”) and all Closing Date Tax Returns. All Tax Returns required to be filed by the Company and each of its Subsidiaries for any Straddle Period shall be filed on the basis that the relevant taxable period ended as of the close of business on the Closing Date (“Closing Date Tax Returns”), unless the relevant Taxing Authority will not accept a Closing Date Tax Return. Parent shall deliver to the Stockholders’ Representative a draft of each Pre-Closing Tax Return and Closing Date Tax Return at least forty (40) days before the due date of such Tax Return, and Parent will make any revisions with respect to such Tax Return reasonably requested by the Stockholders’ Representative in writing at least ten (10) days before the due date of such Tax Return, provided that such revisions do not materially adversely affect the Tax position of Parent, the Surviving Entity or their Subsidiaries for any taxable period after the Closing. In the event of a dispute, the matter shall be referred to a mutually agreed upon nationally recognized firm (the “Accounting Referee”), whose determination shall be binding on both Parties. The costs of the Accounting Referee shall be borne by the party that loses the dispute. Parent shall cause the Surviving Entity and its Subsidiaries to, and the Surviving Entity and its Subsidiaries shall, timely file with the relevant Taxing Authority all Pre-Closing Tax Returns and Closing Date Tax Returns. Parent shall cause the Surviving Entity and its Subsidiaries to, and the Surviving Entity and its Subsidiaries shall, timely prepare and file all Straddle Period Tax Returns that are not Closing Date Tax Returns with the relevant Taxing Authority, provided that Parent will deliver to the Stockholders’ Representative a draft of each such Straddle Period Tax Return including a statement setting forth the amount of Tax for which the Company Stockholders are responsible determined in accordance with Section 8.3 at least forty-five (45) days before the due date, as such due date has been extended, for such Tax Return that is an income Tax Return and as soon as practicable in the case of any other such Tax Return. Parent will make any revisions with respect to such Straddle Period Tax Return reasonably requested by the Stockholders’ Representative in writing at least ten (10) days before the due date of such Tax Return, provided that such revisions do not materially adversely affect the Tax position of Parent, the Surviving Entity or their Subsidiaries for any taxable period after the Closing. In the event of a dispute, the matter shall be referred to the Accounting Referee, whose determination shall be binding on both Parties. The costs of the Accounting Referee shall be borne by the party that loses the dispute. Except to the extent inconsistent with applicable Tax laws, all Pre-Closing Tax Returns, Closing Date Tax Returns and Straddle Period Tax Returns shall be prepared and filed in a manner consistent with past practice.

(b)          Subject to the limitation set forth in Section 8.4, at least five (5) days prior to the due date for a Pre-Closing Tax Return, Closing Date Tax Return or Straddle Period Tax Return (taking into account any applicable extensions), the Company Stockholders will pay Parent, based on their respective Pro Rata Portions (first from the Escrow Fund, to the extent available) an amount equal to the Taxes of the Company and each of the Subsidiaries shown on such Pre-Closing Tax Return and Closing Date Tax Return and an amount equal to the portion of the Taxes of the Company and each of its Subsidiaries attributable to the Pre-Closing Tax Period shown on such Straddle Period Tax Return as determined in accordance with Section 8.3.

Section 8.3           Straddle Period Taxes. In any case where the relevant Taxing Authority will not accept a Closing Date Tax Return with respect to a Straddle Period, the Taxes of the Company and each of its Subsidiaries shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period for any Straddle Period as follows: (i) in the case of any Property Taxes, Taxes attributable to the Pre-Closing Tax Period shall equal the Property Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) all other Taxes attributable to the Pre-Closing Tax Period shall be computed as if the Straddle Period ended as of the close of business on the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation) shall be apportioned on a daily basis.

Section 8.4           Tax Indemnification. (a) The Company Stockholders hereby agree to indemnify and hold harmless the Parent Indemnitees from and against any Losses relating to: (i) Taxes imposed on or payable by the Company and any of its Subsidiaries with respect to any Pre-Closing Tax Period, including the portion of any Straddle Period ending on the Closing Date as determined in Section 8.3; (ii) Taxes payable by the Company and any of its Subsidiaries under Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any corresponding or similar provision under state, local or foreign Law) as a result of membership in an affiliated, consolidated, combined or unitary group on or before the Closing Date; (iii) Taxes relating to the failure of any representation or warranty contained in this Agreement or any certificate delivered pursuant hereto with respect to Taxes to be true, correct and complete in all respects or the failure of the Company Stockholders to perform any covenant contained in this Agreement relating to Taxes; (iv) Transfer Taxes as determined in Section 8.1; and (v) legal and accounting fees and expenses attributable to any item in the foregoing clauses (together, the “Excluded Taxes”); provided that the Company Stockholders shall be liable only to the extent that such Taxes are in excess of the amount, if any, reserved for such Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the balance sheet of the Company included in the Unaudited Financial Statements (rather than in any notes thereto), and that the Company Stockholders’ indemnification obligations for Losses relating to Excluded Taxes shall be recovered (i) first, from the Escrow Fund, and (ii) second, as a condition to and in consideration for Parent’s payment of the Merger Consideration (as acknowledged by the Consenting Company Stockholders in their respective Stockholder Support Agreements and Joinders) and notwithstanding anything to the contrary set forth in this Agreement, from the Consenting Company Stockholders directly, severally and not jointly, in accordance with each such Consenting Company Stockholder’s Indemnification Pro Rata Portion (with each Consenting Company Stockholder being solely responsible for its Indemnification Pro Rata Portion of such Loss). Notwithstanding anything to the contrary in this Agreement (including this Section 8.4 or Article VII), (i) the Company Stockholders shall have no liability under this Agreement (including via the Escrow Agreement) with respect to (and Parent shall pay or cause to be paid) Taxes incurred as a result of actions outside the ordinary course taken on the Closing Date after the Closing that are not contemplated by this Agreement or are taken without the consent of the Company Stockholders (or Stockholders’ Representative), and (ii) the limitations set forth in Section 7.6 shall not apply to the indemnification obligations with respect to Excluded Taxes (as set forth in this Section 8.4).

(b)          Any indemnification amount required to be paid in respect of Losses relating to Excluded Taxes shall be paid within ten (10) calendar days after the Parent Indemnitees make written demand upon the Company Stockholders. Notwithstanding anything to the contrary in this Agreement, the Company Stockholders’ indemnification obligations for Losses relating to Excluded Taxes (including all representations and warranties with respect to Taxes) shall survive until sixty (60) days after the expiration of all applicable statutes of limitations (taking into account all extensions thereof), and shall be further limited as explicitly set forth in Article VII (other than, for the avoidance of doubt, Section 7.6).

(c)          Any refunds (including, for the avoidance of doubt, overpayments of estimated Taxes) of, or credits against, Taxes of, or with respect to, the Company or any of its Subsidiaries actually realized with respect to Taxes for any Pre-Closing Tax Period (including the portion of any Straddle Period allocated to Pre-Closing Tax Periods) will be for the benefit of the Company Stockholders (net of any Tax liability arising as a result of the receipt or realization of such refund or credit), excluding any refunds or credits that are reflected on the face of the most recent balance sheet of the Company (rather than in any notes thereto). The Parent or the Company will forward the amount of any such refunds (whether received as a refund or as a credit against or an offset of Taxes otherwise payable), together with any interest thereon, as directed to the Exchange Agent for further distribution to the Company Stockholders within 10 days of receipt. All other refunds of, or credits against, Taxes of, or with respect to, the Company (or the Surviving Entity) or any of its Subsidiaries will be for the benefit of Parent.

Section 8.5           Tax Claims. If a claim is made by any Governmental Authority which, if successful, might result in an indemnity claim against the Company Stockholders pursuant to Section 8.4 (“Tax Claim”), Parent shall promptly notify the Stockholders’ Representative of such Tax Claim, provided, however, that failure to provide any such notice shall not relieve any of the Company Stockholders of their indemnification obligations hereunder except to the extent that any such Company Stockholder was actually prejudiced by such failure. Such notice shall describe the asserted Tax Claim in reasonable detail and shall include copies of any notices or other documents received from any Taxing Authority in respect of any such asserted Tax Claims. The Stockholders’ Representative shall have the right to control all proceedings with respect to any Tax Claim; provided, however, that (i) Parent shall have the right (but not the duty) to participate in the defense of any such Tax Claim and to employ counsel, at its own expense, separate from the counsel employed by the Stockholders’ Representative, and (ii) the Stockholders’ Representative may not settle any such Tax Claim without the written consent of Parent (which will not be unreasonably withheld, conditioned or delayed).

Section 8.6           Tax Cooperation and Elections. Parent and the Company Stockholders (and the Stockholders’ Representative) agree to furnish to each other, upon request, as promptly as practicable, such information and assistance relating to the Company and its Subsidiaries as any of them reasonably may request in connection with any Tax matters relating to the Company or its Subsidiaries, which may include (but is not limited to) information necessary for the preparation and filing of all Tax Returns and other Tax filings, the preparation for any audit by any Taxing Authority and the defense of any claim or proceeding relating to Taxes of the Company and its Subsidiaries. Parent and the Company Stockholders (or the Stockholders’ Representative) shall retain all records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Parent or the Company Stockholders (or the Stockholders’ Representative), any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority.

Section 8.7           Tax Sharing Agreements. Any and all existing Tax allocation, sharing, indemnity or other similar agreement between the Company and its Subsidiaries, on the one hand, and any Company Stockholder or its Affiliate (other than the Company or any of its Subsidiaries), on the other hand, will be terminated as of the Closing Date, and, after the Closing, none of the Company, the Company’s Subsidiaries, any Company Stockholder or any of their Affiliates will have any further rights or liabilities thereunder.

Section 8.8           Treatment of Indemnity Payments. Any indemnity payment made pursuant to this Agreement shall be treated as an adjustment to the Merger Consideration for all Tax purposes, unless (and then only to the extent) otherwise required by applicable Law.

Section 8.9           Conflict. To the extent that there is any conflict between this Article VIII and any other provision in this Agreement, this Article VIII shall govern.

Article IX

MISCELLANEOUS

Section 9.1           Definitions. (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms substantially similar to and no less favorable in the aggregate to the Company than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement may contain additional provisions that permit the Company to comply with the provisions of Sections 4.5 and 4.14.

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries or fifteen percent (15%) or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning fifteen percent (15%) or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of the Company, (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of the Company, or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (and its derivatives) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting or other interests, as trustee or executor, by Contract or otherwise.

“Antitrust Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Available Cash Election Amount” shall mean (a) the product of the Mixed Cash Consideration multiplied by the total number of shares of Company Common Stock (other than Company Shares to be cancelled in accordance with Section 2.1(b)) issued and outstanding immediately prior to the Effective Time, minus (b) the product of (i) the total number of Mixed Election Shares (it being understood, for the avoidance of doubt, that No Election Shares shall be deemed to be Mixed Election Shares for this purpose), multiplied by (ii) the Mixed Cash Consideration, minus (c) the product of (i) the total number of Dissenting Shares as of immediately prior to the Effective Time multiplied by (ii) the Cash Election Consideration.

“Average Price” shall mean the volume weighted average price of Parent Common Stock, as recorded on the NYSE, during the twenty (20) trading day period ending on the trading day immediately preceding the date on which the Effective Time occurs.

“Benefit Plan” shall mean any “employee benefit plan” (as that term is defined in Section 3(3) of ERISA), including any plan that is a “multiemployer plan” as defined in Section 3(37) of ERISA, and any other employee benefit plan, policy, or agreement, whether or not covered by ERISA, and any pension, retirement, profit-sharing, deferred compensation, equity compensation, employment, stock purchase, gross-up, retention, incentive compensation, collective bargaining agreement, employee stock ownership, severance, change in control, vacation, bonus, or deferred compensation plan, policy, or arrangement, any medical, vision, dental, or other written health plan, any life insurance plan, fringe benefit plan, and any other employee program or agreement, whether formal or informal or written or oral.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended, and rules and regulations thereunder.

“Business Day” shall mean any day that the NYSE is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required to close for regular banking business.

“Cash Election Amount” shall mean the product of the number of Cash Election Shares multiplied by the Cash Election Consideration.

“Code” shall mean the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations thereunder.

“Company Benefit Plan” shall mean any Benefit Plan that is entered into, maintained by, sponsored in whole or in part by, or contributed to by the Company or any Subsidiary thereof, or under which the Company or any Subsidiary thereof could reasonably be expected to have any obligation or Liability, whether actual or contingent, with respect to any Service Provider.

“Company Common Stock” or “Company Shares” shall mean the no par value per share common stock of the Company.

“Company Stockholder Approval” shall mean the approval of this Agreement by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Company Common Stock.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated July 7, 2016, by and between Parent and the Company.

“Confidential Information” shall mean any and all information concerning or related to the Company or any Subsidiary of the Company, including any and all Intellectual Property, know-how, research and development information, plans, proposals, technical data, Copyrights, financial, Trade Secrets, marketing and business data, customer lists, pricing and cost information, business and marketing plans and customer and supplier lists. Notwithstanding anything to the contrary contained herein, the term “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by or at the direction of a Company Stockholder or any Service Provider in breach of this Agreement or the Confidentiality Agreement, (ii) is developed by a Company Stockholder or any Service Provider independently from any Confidential Information provided to such Company Stockholder or any Service Provider by the Company, its Subsidiaries or their Affiliates, as evidenced by written records, and the source of such information was not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to the Company, its Subsidiaries or their Affiliates with respect to such information or (iii) becomes available to the Company Stockholder on a non-confidential basis from a source other than the Company or any of its Service Providers or Representatives, and the source of such information was not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to the Company, its Subsidiaries or their Affiliates with respect to such information.

“Consent” shall mean any filing, notice, registration, consent, approval, authorization, clearance, exemption, waiver, or similar affirmation with, to or by any Person pursuant to any Contract, Law, Order, or Permit.

“Consenting Company Stockholder” shall mean each Company Stockholder that has delivered to the Company a Stockholder Support Agreement and Joinder prior to the date of determination.

“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding, note, bond, license, mortgage, deed of trust or undertaking of any kind or character to which any Person is a party or that is binding on any Person or its capital stock, assets, or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice or both would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order, or Permit.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material, including all requirements for Permits, licenses and other authorizations that may be required.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” of any Person shall mean any entity that is, or at any relevant time was, treated as a single employer with such Person under Section 414 of the Code.

“Escrow Fund” shall mean the Escrow Amount held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.

“Escrow Termination Date” shall mean the later of (i) the date that is twelve (12) months following the Closing Date and (ii) the date on which Parent files its Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exhibits” A through F, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Facilities” shall mean all buildings and improvements on the property of any Person.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank).

“FINRA” shall mean the Financial Industry Regulatory Authority.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied during the periods involved.

“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, arbitrator or arbitration panel, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products that are or become regulated under any applicable local, state, or federal Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Governmental Authorities and any polychlorinated biphenyls).

“Indemnification Pro Rata Portion” shall mean, with respect to each Consenting Company Stockholder, the quotient obtained by dividing (i) the number of shares of Company Common Stock held by the applicable Consenting Company Stockholder as of immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock held by all Consenting Company Stockholders as of immediately prior to the Effective Time.

“Intellectual Property” shall mean intellectual property, regardless of form, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, software, source code, object code, compilations, databases, derivative works, literary works, maskworks, and sound recordings, and any associated rights, including rights granted under the Copyright Act (“Copyrights”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items, patents and patent applications, including any continuation, continuation-in-part, divisional and provisional applications, invention disclosures, and any patents issuing thereon and any rights associated therewith, including rights granted under the U.S. Patent Act currently in force or effect at the time of development of the invention (“Patents”); (iii) words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including without limitation logos, product designs, and product features, and any rights associated therewith, including rights granted under the Lanham Act (“Trademarks”); (iv) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques, and any rights associated therewith, including rights granted under the Uniform Trade Secrets Act or the Defend Trade Secrets Act (“Trade Secrets”); (v) domain names; and (vi) any applications, registrations, renewals, foreign counterparts, extensions, continuations, continuations-in-part, re-examinations, reissues, and divisionals of the foregoing.

“Intellectual Property Agreement” shall mean any (i) license of any Intellectual Property by the Company to any Person, (ii) license of Intellectual Property by any Person to the Company, (iii) agreement between the Company and any third party relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to internet web sites, and (iv) agreement related to the Software or Systems owned or operated by the Company, in each case other than any shrink-wrap or click-wrap license for a Software program that is generally available from a commercial source for an annual license or royalty fee of $25,000 or less.

“Knowledge” shall mean (i) with respect to the Company, the knowledge of the individuals listed in Section 9.1 of the Company Disclosure Letter, after reasonable inquiry, and (ii) with respect to Parent, the knowledge of the individuals listed in Section 9.1 of the Parent Disclosure Letter, after reasonable inquiry.

“Law” shall mean any code, law (including any rule of common law), ordinance, regulation, rule, or statute applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any mortgage, pledge, claim, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien, or encumbrance of any nature whatsoever of, on, or with respect to any property or property interest, other than Liens for property Taxes not yet due and payable.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include claims of entitlement under any Benefit Plans that are made or received in the ordinary course of business.

“Losses” shall mean all losses, Liabilities, awards, fines, penalties, costs, judgments, payments, settlements, assessments, deficiencies, interests, penalties, disgorgements, damages, claims, suits, actions, fees, Taxes and expenses (including reasonable attorneys’ fees and expenses).

“Material Adverse Effect” on the Company or Parent, as the case may be, shall mean a material adverse effect on (i) the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole or (ii) the ability of such Party and its Subsidiaries to perform their obligations under this Agreement or to timely consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include for purposes of (i) above, (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in Laws or interpretations of Laws by Governmental Authorities, (C) changes after the date of this Agreement in general economic or market conditions in the United States or any state or territory thereof, (D) changes after the date of this Agreement in market interest rates, (E) the execution, delivery or public announcement of this Agreement, (F) solely in the case of whether a Material Adverse Effect has occurred or may occur with respect to Parent, any change in the trading price or trading volume of Parent Common Stock on the NYSE (it being understood that the facts and circumstances giving rise or contributing to any such change may, unless otherwise excluded by another clause in this definition of “Material Adverse Effect,” be taken into account in determining whether a “Material Adverse Effect” has occurred or could reasonably be expected to occur) or (G) any failure of a Party to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being understood that the facts and circumstances giving rise or contributing to any such failure may, unless otherwise excluded by another clause in this definition of “Material Adverse Effect,” be taken into account in determining whether a “Material Adverse Effect” has occurred or could reasonably be expected to occur), except with respect to clauses (A), (B), (C) and (D) to the extent that the effects of such changes are disproportionately adverse to the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole, as compared to other companies operating in the same industry.

“NYSE” shall mean the New York Stock Exchange.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or other Governmental Authority.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, bylaws or other similar governing instruments, in each case as amended as of the date specified, of any Person.

“Parent Common Stock” shall mean the $1.00 par value per share common stock of Parent.

“Parent Released Parties” shall mean (A) Parent and its Affiliates (including the Company and its Subsidiaries) and (B) each current, former and future holder of any equity, voting, partnership, limited liability company or other interest in, and each controlling person, subsidiary, director, officer, employee, member, manager, general or limited partner, stockholder, agent, attorney, representative, affiliate, heir, assignee or successor of Parent or any Affiliate thereof, in their capacity as such.

“Permit” shall mean any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, or permit from Governmental Authorities that is required for the operation of the businesses of a Person or its Subsidiaries.

“Person” shall mean any natural person or any legal, commercial, or governmental entity, including a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, or person acting in a representative capacity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Post-Closing Tax Period” shall mean any taxable period (or portion of a Straddle Period) beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period (or portion of a Straddle Period) ending on or before the Closing Date.

“Pro Rata Portion” shall mean, with respect to each Company Stockholder, the quotient obtained by dividing (i) the number of shares of Company Common Stock held by the applicable Company Stockholder as of immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock held by all Company Stockholders in the aggregate as of immediately prior to the Effective Time.

“Property Taxes” shall mean all real property Taxes, personal property Taxes, intangible property Taxes and similar ad valorem Taxes.

“Proposed Dissenting Shares” means shares of Company Common Stock whose holders provide demands for appraisal to the Company prior to the Company Stockholder Meeting and do not vote in favor of the adoption of this Agreement, in each case in accordance with the Appraisal Rights, and who have not effectively withdrawn or lost such Appraisal Rights as of the Closing.

“Proxy Statement” shall mean the proxy statement relating to the Company Stockholder Meeting (including any amendments or supplements thereto).

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve Board (including any Federal Reserve Bank), the OCC, the FDIC, the Consumer Financial Protection Bureau, the Internal Revenue Service, the Bureau of Financial Institutions of the State of Maine, any state attorney general, all federal and state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, FINRA, and the SEC (including, in each case, the staff thereof).

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.

“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable or exchangeable for, or giving any other Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person, whether vested or unvested or exercisable or unexercisable.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“SEC Reports” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the SEC.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Trust Indenture Act of 1939, each as amended, state securities and “Blue Sky” Laws, including in each case the rules and regulations thereunder.

“Service Provider” shall mean any current or former director, officer, employee or individual independent contractor or consultant of the Company or any of its Subsidiaries.

“Software” shall mean any and all computer programs, software (in object and source code), firmware, middleware, applications, API’s, websites, web widgets, code and related algorithms, file documentation and all other tangible embodiments thereof.

“Straddle Period” shall mean any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” or “Subsidiaries” shall have the meaning assigned in Rule 1-02(x) of Regulation S-X of the SEC.

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal for at least a majority of the outstanding shares of Company Common Stock on terms that the Board of Directors of the Company concludes in good faith to be more favorable from a financial point of view to the Company Stockholders than the Merger and the other transactions contemplated by this Agreement (including the terms, if any, proposed by Parent to amend or modify the terms of the transactions contemplated by this Agreement), after (i)  receiving the advice of its financial advisor, (ii) taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement and break-up fee provisions and conditions to closing) and any other relevant factors permitted under applicable Law.

“Systems” shall mean computer hardware, computer networks, system and other computer and telecommunications assets and equipment.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, including assessments for unclaimed property, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any Liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law or otherwise.

“Tax Return” shall mean any report, return, information return, or other information provided or required to be provided to a Taxing Authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any estimated Tax return.

“Taxable Period” shall mean any period prescribed by any Taxing Authority.

“Taxing Authority” shall mean any federal, state, local, municipal, foreign, or other Governmental Authority, instrumentality, commission, board or body having jurisdiction over the Parties to impose or collect any Tax.

“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property used by the Company and its Subsidiaries.

“Transfer” shall mean, with respect to the Parent Common Stock, any (a) sale, assignment, transfer or other disposition, (b) purchase, sale or trading of puts, calls, options, variable forward contracts, equity swaps, collars or other derivative securities based thereon or (c) short sale of such security.

“Transfer Taxes” shall mean sales, use, transfer, conveyance, documentary transfer, recording or other similar Taxes imposed with respect to the transactions contemplated by this Agreement.

“Willful Misconduct” shall mean action finally determined by a court of competent jurisdiction to have been intentionally (a) taken by a Person prior to the Closing or intentionally not taken by a Person prior to the Closing, with the actual knowledge (as opposed to imputed or constructive knowledge) that (i) such action or failure to take action is done with the intent that injury, damage or Loss would result therefrom, (ii) such action or failure to take action is done with actual knowledge at that time that the action or failure to take action is a breach of this Agreement, and (iii) such action or failure to take action would reasonably be expected to have a material and adverse financial impact on the business of the Company and its Subsidiaries, a material and adverse impact on the ability of the Company to conduct its business or the Company’s reputation or a material and adverse impact on the future business prospects of the Company or its Subsidiaries or (b) committed with the specific intent to deceive and mislead regarding the representations and warranties made in Article III of this Agreement (as qualified by the relevant Disclosure Letter) or in any schedule, exhibit or certificate delivered pursuant hereto.

(b)          The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Accounting Referee	Section 8.2(a)
Adverse Recommendation Change	Section 4.14(c)
Aggregate Stockholders’ Representative Expense Amount	Section 2.3(c)
Agreement	Preamble
Anti-Corruption Laws	Section 3.2(h)(v)
Anti-Money Laundering Laws	Section 3.2(h)(vi)
Appraisal Rights	Section 2.4(a)
Articles of Merger	Section 1.4
At-Fault Company Stockholder	Section 7.6(d)
Audited Financial Statements	Section 3.2(d)(ii)
BPAS	Section 1.2
Cap	Section 7.4(a)
Capitalization Date	Section 3.3(c)
Cash Election	Section 2.1(a)
Cash Election Consideration	Section 2.1(a)
Cash Election Share	Section 2.2(b)
Cash Fraction	Section 2.2(b)(i)
Certificate of Merger	Section 1.4
Claims Notice	Section 7.5(b)
Client	Section 3.2(m)(i)
Closing	Section 1.3
Closing Date	Section 1.3
Closing Date Tax Returns	Section 8.2
Company	Preamble

Company Certificates	Section 2.3(d)
Company Directors’ Recommendation	Section 3.2(b)(ii)
Company Disclosure Letter	Section 3.1
Company Financial Statements	Section 3.2(d)(ii)
Company Indemnitee	Section 7.3
Company Owned Intellectual Property	Section 3.2(n)(ii)
Company Owned Properties	Section 3.2(u)
Company Owned Software	Section 3.2(n)(v)
Company Real Property	Section 3.2(u)
Company Registered Intellectual Property	Section 3.2(n)(i)
Company Regulatory Agreement	Section 3.2(h)(iv)
Company Stockholder	Recitals
Company Stockholder Meeting	Section 4.5(a)
Continuing Employees	Section 4.16(a)
Cut-off Date	Section 7.1(b)
Daily Limit	Section 4.8(b)(i)
Deductible	Section 7.4(b)
DGCL	Recitals
Dissenting Shares	Section 2.4(a)
DLLCA	Recitals
Effective Time	Section 1.4
Election Deadline	Section 2.2(b)
Election Form	Section 2.2(a)
Election Form Record Date	Section 2.2(a)
Escrow Account	Section 2.3(b)
Escrow Agent	Recitals
Escrow Agreement	Recitals
Escrow Amount	Section 2.3(b)
Escrow Cash Consideration	Section 2.1(a)
Escrow Consideration	Section 2.1(a)
Escrow Stock Consideration	Section 2.1(a)
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(a)
Excluded Taxes	Section 8.4(a)
Expiration Date	Section 6.1(e)
Final Index Price	Section 6.1(h)
Final Order	Section 7.6(e)
Fractional Share Consideration	Section 2.1(a)
HSR Act	Section 4.10(a)
Indemnified Party	Section 4.18(a)
Indemnitee	Section 7.3
Indemnitees	Section 7.3
Indemnitor	Section 7.4(e)
Index	Section 6.1(h)
Index Ratio	Section 6.1(h)(ii)
Infringe	Section 3.2(n)(ii)

Initial Index Price	Section 6.1(h)
Initial Parent Market Value	Section 6.1(h)
IRS	Section 3.2(j)(i)
Loomis	Section 3.2(w)
Mailing Date	Section 2.2(a)
Materially Burdensome Regulatory Condition	Section 4.10(g)
MBCA	Recitals
Merchants	Section 3.3(c)
Merchants Closing	Section 3.3(c)
Merchants Merger Agreement	Section 3.3(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Mixed Cash Consideration	Section 2.1(a)
Mixed Election	Section 2.1(a)
Mixed Election Consideration	Section 2.1(a)
Mixed Election Share	Section 2.2(b)
Mixed Stock Consideration	Section 2.1(a)
No Election Shares	Section 2.2(b)
Open Source	Section 3.2(n)(v)
Parent	Preamble
Parent Cap	Section 7.4(a)
Parent Disclosure Letter	Section 3.1
Parent Indemnitee	Section 7.2
Parent Market Value	Section 6.1(h)
Parent Preferred Stock	Section 3.3(c)
Parent Ratio	Section 6.1(h)(ii)
Parent Regulatory Agreement	Section 3.3(f)(ii)
Parent Reports	Section 3.3(d)(ii)
PBGC	Section 3.2(j)(i)
Permitted Liens	Section 3.2(u)
PIFI	Section 3.2(o)(i)
Pre-Closing Tax Returns	Section 8.2(a)
QPAM Exemption	Section 3.2(v)
Representative Losses	Section 7.8
Requisite Regulatory Approvals	Section 4.10(f)
Restricted Stockholder	Section 4.20(a)
Sanctioned Country	Section 3.2(h)(vii)
Sanctions	Section 3.2(h)(vii)
Specified Representations	Section 7.4(a)
Stock Election	Section 2.1(a)
Stock Election Consideration	Section 2.1(a)
Stock Election Share	Section 2.2(b)
Stockholder Cap	Section 7.4(a)
Stockholder Released Claims	Section 4.21(a)
Stockholder Releasing Parties	Section 4.21(a)
Stockholders’ Representative	Preamble

Stockholders’ Representative Expense Amount	Section 2.1(a)
Stockholder Support Agreement and Joinder	Recitals
Surviving Entity	Section 1.1
Takeover Laws	Section 3.2(s)
Tax Claim	Section 8.5
Termination Fee	Section 6.2(a)
Third Party Claim	Section 7.5(d)
Transfer Restriction Period	Section 4.8(a)
Transfer Restriction Pro Rata Portion	Section 4.8(b)(ii)
Unaudited Financial Statements	Section 3.2(d)(ii)
Vendor	Section 3.2(m)(ii)
WARN	Section 3.2(i)(iii)

(c)          Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.

Section 9.2           Expenses. Except as otherwise expressly set forth herein, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, whether or not such transactions are consummated, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Parent and the Company each shall pay 50% of all filing fees payable pursuant to the HSR Act or any additional Antitrust Laws.

Section 9.3           Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter and the Exhibits) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval, or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement. Except for the obligation of the Company Stockholders to indemnify the Stockholders’ Representative in Section 7.8(b), nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement; provided that, notwithstanding the foregoing clause, following the Effective Time only (but not unless and until the Effective Time occurs), (i) the provisions of Section 4.18 shall be enforceable by each Indemnified Party described therein, (ii) the provisions of Article VII shall be enforceable by the Indemnitees described therein and (iii) each holder of Company Common Stock, who properly surrenders his, her or its Company Common Stock in accordance with Article II, shall have the right to receive the applicable Merger Consideration (subject to the terms of this Agreement and the Escrow Agreement) and such right shall be enforceable by such holder of Company Common Stock.

Section 9.4           Amendments. Before the Effective Time, this Agreement (including the Company Disclosure Letter and the Exhibits) may be amended by a subsequent writing signed by each of the Parties, whether before or after the Company Stockholder Approval has been obtained, except to the extent that any such amendment would require the approval of the Company Stockholders, unless such required approval is obtained. Notwithstanding the foregoing, if any amendment to this Agreement requires the approval of the Company Stockholders, the Parties may not so amend this Agreement with respect to any particular Company Stockholder without the approval of such Company Stockholder unless such amendment applies to all Company Stockholders in the same fashion.

Section 9.5           Waivers. (a) Prior to or at the Effective Time, either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.

(b)          The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

Section 9.6           Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.7           Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile or electronic transmission, by email, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered, provided that any delivery by facsimile, electronic transmission or email is confirmed by courier or overnight carrier:

To Parent or Merger Sub:

Community Bank System, Inc.
5790 Widewaters Parkway

DeWitt, New York 13214 Fax: (315) 445-7347 Email: Joe.Getman@communitybankna.com Attention: General Counsel

Copy to Counsel (which shall not constitute notice):

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
Fax: (212) 504-6666
Email: Andrew.Alin@cwt.com
Attention: Andrew P. Alin

To the Company:

Northeast Retirement Services, Inc.
12 Gill Street, Suite 2600
Woburn, MA 01801
Fax: (781) 932-4005
Email: tforese@neretire.com
Attention: Thomas Forese, Jr.

Copy to Counsel (which shall not constitute notice):

Nutter McClennen & Fish LLP
Seaport West
155 Seaport Boulevard
Boston, MA 02210
Fax: (617) 310-9288
Email: mkrebs@nutter.com
Attention: Michael K. Krebs

To the Stockholder’s Representative:

Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Telephone: (303) 648-4085
Fax: (303) 623-0294
Email: deals@srsacquiom.com
Attention: Managing Director

Section 9.8           Governing Law; Jurisdiction. (a) This Agreement and all disputes or controversies arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Laws of another jurisdiction.

(b)          Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matters is vested in the Federal courts, any Federal court located in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Court of Chancery or, to the extent required by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, (A) any claim that such Party is not personally subject to the jurisdiction of any such court, (B) any claim that such Party and such Party’s property is immune from any legal process issued by any such court and (C) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.7. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 9.9           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

Section 9.10         Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 9.11         Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

Section 9.12         Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 9.13         Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NONCOMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 9.14         Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 6.1, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

COMMUNITY BANK SYSTEM, INC.

By:	/s/ Mark Tryniski
	Name:	Mark Tryniski
	Title:	President & Chief Executive Officer

COHIBA MERGER SUB, LLC

By: Community Bank System, Inc., its sole member

By:	/s/ Mark Tryniski
	Name:	Mark Tryniski
	Title:	President & Chief Executive Officer

NORTHEAST RETIREMENT SERVICES, INC.

By:	/s/ Thomas Forese, Jr.
	Name:	Thomas Forese, Jr.
	Title:	President

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholders’ Representative

By:	/s/ W. Paul Koenig
	Name:	W. Paul Koenig
	Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]